UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 26, 2024

TERRITORIAL BANCORP INC.

(Exact Name of Registrant as Specified in its Charter)

Maryland	001-34403	26-4674701
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

1003 Bishop Street, Pauahi Tower Suite 500 Honolulu, Hawaii	96813
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (808) 946-1400

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	TBNK	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into a Material Definitive Agreement

On April 26, 2024, Hope Bancorp, Inc., a Delaware corporation (“Hope Bancorp”), and Territorial Bancorp Inc., a Maryland corporation (“Territorial Bancorp”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Territorial Bancorp will merge with and into Hope Bancorp, with Hope Bancorp as the surviving entity (the “Merger”), and following the Merger, Territorial Savings Bank, the wholly owned subsidiary of Territorial Bancorp, will merge with and into Bank of Hope, the wholly owned subsidiary of Hope Bancorp (the “Bank Merger” and, together with the Merger, the “Transaction”).

The Merger Agreement was unanimously approved by the Boards of Directors of each of Territorial Bancorp and Hope Bancorp. Subject to the fulfillment of customary closing conditions, certain of which are described below, the parties anticipate that the Transaction will close in the fourth quarter of 2024.

Upon the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”) each share of common stock, par value $0.01 per share, of Territorial Bancorp outstanding immediately prior to the Effective Time, other than certain shares held by Territorial Bancorp or Hope Bancorp, will be converted into the right to receive 0.8048 shares of common stock (the “Exchange Ratio”), par value $0.001 per share, of Hope Bancorp (“Hope Common Stock”). Holders of Hope Common Stock will receive cash in lieu of fractional shares (the Exchange Ratio and any cash in lieu of fractional shares collectively, the “Merger Consideration”).

The Merger Agreement contains customary representations and warranties from Territorial Bancorp and Hope Bancorp, and each party has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time, (2) in the case of Territorial Bancorp, its obligation to call a meeting of its stockholders to adopt the Merger Agreement, and, subject to certain exceptions, the obligation of its Board of Directors to recommend that its stockholders adopt the Merger Agreement and (3) in the case of Territorial Bancorp, certain non-solicitation obligations with respect to alternative business combination proposals.

The completion of the Merger is subject to customary closing conditions, including, (i) adoption and approval by Territorial Bancorp’s stockholders of the Merger Agreement, (ii) authorization for listing on the Nasdaq Stock Market of the shares of Hope Common Stock to be issued in the Merger, subject to official notice of issuance, (iii) the receipt of all required regulatory approvals, including, but not limited to, the approval of the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Division of Financial Institutions, Department of Commerce and Consumer Affairs, State of Hawaii, and the California Department of Financial Protection and Innovation, without the imposition of a burdensome condition, (iv) the effectiveness of the registration statement on Form S-4 to be filed with the Securities and Exchange Commission (“SEC”) by Hope Bancorp in connection with the transactions contemplated by the Merger Agreement, and (v) the absence of any order, injunction, decree or other legal restraint preventing the completion of the Transactions or making them illegal. Each party’s obligation to complete the Merger is also subject to additional customary conditions, including (a) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (b) the performance in all material respects by each party of its obligations under the Merger Agreement, and (c) receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides certain termination rights for both Territorial Bancorp and Hope Bancorp. The Merger Agreement can be terminated by mutual written consent, or by either party (1) if there is a final, non-appealable order, decree or ruling permanently enjoining or otherwise prohibiting the consummation of the Merger, (2) if the Merger has not been consummated by the one year anniversary of the Merger Agreement, subject to extension as set forth in the Merger Agreement, (3) if Territorial Bancorp’s stockholders fail to adopt and approve the Merger Agreement, or (4) if the other party has breached its representations, warranties or covenants in a way that prevents satisfaction of a closing condition, subject to a cure period. Additionally, Territorial Bancorp or Hope Bancorp may terminate the Merger Agreement if Territorial Bancorp’s board of directors changes its recommendation that its stockholders vote to adopt and approve the Merger Agreement.

The Merger Agreement further provides that a termination fee of $3.0 million will be payable by Territorial Bancorp in connection with the termination of the Merger Agreement under certain circumstances.

On April 26, 2024, in connection with the execution of the Merger Agreement, Hope Bancorp entered into a voting agreement (the “Voting Agreement”) with the directors and certain executive officers of Territorial Bancorp. The Voting Agreement provides, subject to the terms and conditions thereof, that each of the individuals who entered into the voting agreement, solely in their capacity as stockholders of Territorial Bancorp, will vote the Territorial Bancorp common shares she or he owns in favor of the adoption and approval of the Merger Agreement.

The foregoing summary of the Merger Agreement is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference in its entirety.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for the purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between Territorial Bancorp and Hope Bancorp instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger, and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any factual information regarding Territorial Bancorp or Hope Bancorp, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Territorial Bancorp, Hope Bancorp, their respective affiliates or their respective businesses, the Merger Agreement and the Transaction that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a proxy statement of Territorial Bancorp and a prospectus of Hope Bancorp, as well as in the Forms 10-K, Forms 10-Q and other filings that each of Territorial Bancorp and Hope Bancorp makes with the SEC.

Additional Information and Where to Find it

In connection with the proposed merger, Hope Bancorp, Inc. will file with the SEC a Registration Statement on Form S-4, which will include a Proxy Statement of Territorial Bancorp Inc. that also constitutes a prospectus of Hope Bancorp, Inc. Territorial Bancorp shareholders are encouraged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the proposed merger. Territorial Bancorp shareholders will be able to obtain a free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Hope Bancorp and Territorial Bancorp at the SEC’s Internet site (www.sec.gov). Territorial Bancorp shareholders will also be able to obtain these documents, free of charge, from Territorial Bancorp at https://www.tsbhawaii.bank/tsb/investor-relations/.

Participants in Solicitation

Territorial Bancorp and its directors, executive officers, management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning Territorial Bancorp’s participants is set forth in the Proxy Statement, dated April 16, 2024, for Territorial Bancorp’s 2024 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the participants in the solicitation of proxies in respect of the proposed transaction and interests of participants of Territorial Bancorp in the solicitation of proxies in respect of the merger will be included in the Registration Statement and Proxy Statement/Prospectus to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

Forward-Looking Statements

Some statements in this Current Report may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements relate to, among other things, expectations regarding the low-cost core deposit base, diversification of the loan portfolio, expansion of market share, capital to support growth, strengthened opportunities, enhanced value, geographic expansion, and statements about the proposed transaction being immediately accretive. Forward-looking statements include, but are not limited to, statements preceded by, followed by or that include the words “will,” “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates” or similar expressions. With respect to any such forward-looking statements, Hope Bancorp and Territorial Bancorp each claims the protection provided for in the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties. Hope Bancorp’s actual results, performance or achievements may differ significantly from the results, performance or achievements expressed or implied in any forward-looking statements. The closing of the proposed transaction is subject to regulatory approvals, the approval of Territorial Bancorp shareholders, and other customary closing conditions. There is no assurance that such conditions will be met or that the proposed merger will be consummated within the expected time frame, or at all. If the transaction is consummated, factors that may cause actual outcomes to differ from what is expressed or forecasted in these forward-looking statements include, among things: difficulties and delays in integrating Hope Bancorp and Territorial Bancorp and achieving anticipated synergies, cost savings and other benefits from the transaction; higher than anticipated transaction costs; deposit attrition, operating costs, customer loss and business disruption following the merger, including difficulties in maintaining relationships with employees and customers, may be greater than expected; and required governmental approvals of the merger may not be obtained on its proposed terms and schedule, or without regulatory constraints that may limit growth. Other risks and uncertainties include, but are not limited to: possible further deterioration in economic conditions in Hope Bancorp’s or Territorial Bancorp’s areas of operation or elsewhere; interest rate risk associated with volatile interest rates and related asset-liability matching risk; liquidity risks; risk of significant non-earning assets, and net credit losses that could occur, particularly in times of weak economic conditions or times of rising interest rates; the failure of or changes to assumptions and estimates underlying Hope Bancorp’s or Territorial Bancorp’s allowances for credit losses; potential increases in deposit insurance assessments and regulatory risks associated with current and future regulations; the outcome of any legal proceedings that may be instituted against Hope Bancorp or Territorial Bancorp; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; and diversion of management’s attention from ongoing business operations and opportunities. For additional information concerning these and other risk factors, see Hope Bancorp’s and Territorial Bancorp’s most recent Annual Reports on Form 10-K. Hope Bancorp and Territorial Bancorp do not undertake, and specifically disclaim any obligation, to update any forward-looking statements to reflect the occurrence of events or circumstances after the date of such statements except as required by law.

Item 9.01	Financial Statements and Exhibits

(a)	Exhibits.

Exhibit No.	Exhibit

2.1	Agreement and Plan of Merger by and between Hope Bancorp, Inc. and Territorial Bancorp, Inc., dated as of April 26, 2024.*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Territorial Bancorp Inc.
DATE: May 1, 2024	By:	/s/ Melvin M. Miyamoto
Melvin M. Miyamoto, Executive Vice President and Chief Financial Officer

Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and between

HOPE BANCORP, INC.

and

TERRITORIAL BANCORP INC.

Dated as of April 26, 2024

Table of Contents

Article I THE MERGER		1

1.1	The Merger	1
1.2	Closing	2
1.3	Effective Time	2
1.4	Effects of the Merger	2
1.5	Conversion of Company Common Stock	2
1.6	Treatment of Company RSU Awards	3
1.7	Parent Common Stock	3
1.8	Certificate of Incorporation of Surviving Corporation	3
1.9	Bylaws of Surviving Corporation	4
1.10	Directors and Officers of Surviving Corporation	4
1.11	Bank Merger	4
1.12	Tax Consequences	4

Article II EXCHANGE OF SHARES		4

2.1	Parent to Make Merger Consideration Available	4
2.2	Exchange of Shares	4

Article III REPRESENTATIONS AND WARRANTIES OF THE COMPANY		6

3.1	Corporate Organization	7
3.2	Capitalization	8
3.3	Authority; No Violation	9
3.4	Consents and Approvals	10
3.5	Reports	11
3.6	Financial Statements	11
3.7	Broker’s Fees	13
3.8	Absence of Certain Changes or Events	13
3.9	Legal Proceedings	13
3.10	Taxes and Tax Returns	14
3.11	Employees and Employee Benefit Plans	16
3.12	Compliance with Applicable Law	21
3.13	Certain Contracts	22
3.14	Agreements with Governmental Entities	24
3.15	Risk Management Instruments	24
3.16	Environmental Matters	24
3.17	Investment Securities and Commodities	25
3.18	Real Property	25
3.19	Intellectual Property; Computer Systems	26
3.20	Related Party Transactions	28
3.21	State Takeover Laws	28
3.22	Reorganization	28
3.23	Opinion of Financial Advisor	28
3.24	Company Information	28
3.25	Loan Portfolio	29
3.26	Insurance	30
3.27	Subordinated Indebtedness	30

i

3.28	Trust Business	30
3.29	Mortgage Banking Activities	30
3.30	Regulatory Approvability	31
3.31	No Other Representations or Warranties	31

Article IV REPRESENTATIONS AND WARRANTIES OF PARENT		31

4.1	Corporate Organization	32
4.2	Capitalization	32
4.3	Authority; No Violation	33
4.4	Consents and Approvals	34
4.5	Reports	34
4.6	Financial Statements	35
4.7	Broker’s Fees	36
4.8	Absence of Certain Changes or Events	36
4.9	Legal Proceedings	37
4.10	Taxes, Tax Returns, and Employee Benefits	37
4.11	Compliance with Applicable Law	38
4.12	Agreements with Governmental Entities	39
4.13	Reorganization	39
4.14	Parent Information	40
4.15	Regulatory Approvability	40
4.16	No Other Representations or Warranties	40

Article V COVENANTS RELATING TO CONDUCT OF BUSINESS		40

5.1	Conduct of Business Prior to the Effective Time	40
5.2	Company Forbearances	40
5.3	Parent Forbearances	43

Article VI ADDITIONAL AGREEMENTS		44

6.1	Regulatory Matters	44
6.2	Access to Information	46
6.3	Approvals of Company Stockholders	47
6.4	Legal Conditions to Merger	48
6.5	Stock Exchange Listing	48
6.6	401(k)Plan	48
6.7	ESOP Matters	49
6.8	Indemnification; Directors’ and Officers’ Insurance	50
6.9	Additional Agreements	51
6.10	Advice of Changes	51
6.11	Acquisition Proposals	51
6.12	Public Announcements	53
6.13	Change of Method	53
6.14	Takeover Statutes	54
6.15	Operating Functions	54
6.16	Exemption from Liability under Section 16(b)	54
6.17	Stockholder Litigation	55
6.18	Assumption of Company Debt	55
6.19	Transfer Agent Certificate	55

6.20	280G Matters	55
6.21	Employee Matters	55

Article VII CONDITIONS PRECEDENT		57

7.1	Conditions to Each Party’s Obligation to Effect the Merger	57
7.2	Conditions to Obligations of Parent	58
7.3	Conditions to Obligations of the Company	59

Article VIII TERMINATION AND AMENDMENT		60

8.1	Termination	60
8.2	Effect of Termination	60

Article IX GENERAL PROVISIONS		62

9.1	Nonsurvival of Representations, Warranties and Agreements	62
9.2	Amendment	62
9.3	Extension; Waiver	62
9.4	Expenses	62
9.5	Notices	62
9.6	Interpretation	63
9.7	Counterparts	64
9.8	Entire Agreement	64
9.9	Governing Law; Jurisdiction	64
9.10	Waiver of Jury Trial	65
9.11	Assignment; Third-Party Beneficiaries	65
9.12	Specific Performance	66
9.13	Severability	66
9.14	Confidential Supervisory Information	66
9.15	Delivery by Electronic Transmission	66

Annex A – List of Directors and Company Insiders Entering into Voting Agreement

Annex B – Form of Voting Agreement

INDEX OF DEFINED TERMS

Term	Section
$9.6
401(k) Plan	3.11(h)
Acceptable Confidentiality Agreement	6.11(a)
Acquisition Proposal	6.11(c)
Affiliate	9.6
Agreement	Preamble
Bank Merger	1.11
Bank Merger Agreement	1.11
Bank Merger Certificates	1.11
BHC Act	3.4
Blue Sky	3.4
Board Recommendation	6.3(b)
BOLI	3.26(b)
Borrower	3.25(a)
business day	9.6
CARES Act	3.6(e)
Certificate	1.5(b)
Closing	1.2
Closing Date	1.2
Code	Recitals
Company	Preamble
Company Bank	1.11
Company Benefit Plans	3.11(a)
Company Bylaws	3.1(a)
Company Charter	3.1(a)
Company Common Stock	1.5(a)
Company Contract	3.13(a)
Company Disclosure Schedule	Article III
Company Indemnified Parties	6.8(a)
Company Insiders	6.16
Company Leased Real Property	3.18(b)
Company Meeting	6.3
Company Owned Properties	3.18(a)
Company PRSU Award	1.6(a)
Company Qualified Plan	3.11(d)
Company Real Estate Leases	3.18(b)
Company Regulatory Agreement	3.14
Company Reports	3.5(b)
Company RSU Award	1.6(a)
Company Subsidiary	3.1(c)
Company Systems	3.19(b)
Company TRSU Award	1.6(a)
Confidentiality Agreement	6.2(b)
Controlled Group Liability	3.11(e)
CRA	3.12
Data Breach	3.19(d)
Davidson	4.7
Defined Benefit Pension Plan	3.11(f)

Delaware Certificate of Merger	1.3
Delaware Secretary	1.3
DGCL	1.1
DIF	3.1(b)
dollar	9.6
Effective Time	1.3
Employment Matters	3.11(q)
Enforceability Exceptions	3.3(a)
Environmental Laws	3.16
ERISA	3.11(a)
ERISA Affiliate	3.11(e)
ESOP	3.11(h)
ESOP Amendment	6.7(b)
ESOP Loan	3.11(i)
ESOP Unallocated Shares	3.11(i)
Exchange Act	3.6(c)
Exchange Agent	2.1
Exchange Fund	2.1
Exchange Ratio	1.5(a)
FDIC	3.1(b)
Federal Reserve Board	3.1(a)
GAAP	3.1(a)
Governmental Entity	3.5(a)
HOLA	3.1
Intellectual Property	3.19(a)
IRS	3.11(b)
KBW	3.7
knowledge of Parent	9.6
knowledge of the Company	9.6
Laws	3.12
Licensed Intellectual Property	3.19(a)
Liens	3.2(c)
Loans	3.25(a)
made available	9.6
Maryland Articles of Merger	1.3
Maryland Secretary	1.3
Material Adverse Effect	3.1(a)
Materially Burdensome Regulatory Condition	6.1(c)
MGCL	1.1
Merger	1.1
Merger Consideration	1.5(a)
Multiple Employer Plan	3.11(g)
New Certificates	2.1
New Plans	6.21(c)
Notifying Party	6.10
Owned Intellectual Property	3.19(a)
Parent	Preamble
Parent Bank	1.1
Parent Benefit Plans	4.10(b)
Parent Bylaws	1.9
Parent Certificate	1.8

v

Parent Common Stock	1.5(a)
Parent Common Stock Closing Price	2.2(e)
Parent Defined Benefit Pension Plan	4.10(d)
Parent Disclosure Schedule	Article IV
Parent Qualified Plans	4.10(c)
Parent Regulatory Agreement	4.12
Parent Reports	4.5(b)
Parent Subsidiary	4.1(b)
Permitted Encumbrances	3.18(a)
person	9.6
Personally Identifiable Information	3.19(c)
Premium Cap	6.8(b)
Proxy Statement	3.4
Recommendation Change	6.3(b)
Regulatory Filing Period	6.1(b)
Representatives	6.11(a)
Requisite Company Vote	3.3(a)
Requisite Regulatory Approvals	6.1(b)
Restrictive Covenant	6.11(w)
S-4	3.4
Sarbanes-Oxley Act	3.5(b)
SEC	3.4
Securities Act	3.5(b)
Separation Pay Plan	6.21(f)
SRO	3.5(a)
Subsidiary	3.1(a)
Superior Proposal	6.11(d)
Surviving Corporation	1.1
Takeover Statutes	3.21
Tax	3.10(p)
Tax Return	3.10(q)
Termination Date	8.1(c)
Termination Fee	8.2(b)
Total Borrower Commitment	3.25(a)
Voting Agreements	Recitals

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of April 26, 2024 (this “Agreement”), by and between Territorial Bancorp Inc., a Maryland corporation (the “Company”), and Hope Bancorp, Inc., a Delaware corporation (“Parent”).

W I T N E S S E T H:

WHEREAS, the Board of Directors of the Company has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of the Company and the Company’s stockholders, and declared that this Agreement is advisable, and (ii) approved and declared advisable the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;

WHEREAS, the Board of Directors of Parent has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of Parent and Parent’s stockholders, and (ii) approved and declared advisable the execution, delivery and performance by Parent of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;

WHEREAS, the Board of Directors of the Company, subject to the terms of this Agreement, has resolved to recommend that the Company’s stockholders approve this Agreement and to submit this Agreement to the Company’s stockholders for approval;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Section 1.368-2(g) and 1.368-3(a) of the Treasury Regulations;

WHEREAS, as an inducement to and condition of Parent’s willingness to enter into this Agreement, each of the directors and those other Company Insiders listed on Annex A is concurrently entering into voting agreements, the form of which is attached hereto as Annex B (the “Voting Agreements”), pursuant to which, among other things, such persons have agreed to vote all of their shares of Company Common Stock in favor of approval of this Agreement, the Merger, and any other matters required to be approved or adopted in order to effect the Merger and the other transactions contemplated hereby; and

WHEREAS, the parties hereto desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

Article I

THE MERGER

1.1            The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Delaware General Corporation Law (the “DGCL”) and the Maryland General Corporation Law (the “MGCL”), at the Effective Time, the Company shall merge with and into Parent (the “Merger”). Parent shall be the surviving corporation in the Merger (hereinafter referred to in such capacity as the “Surviving Corporation”) and shall continue its corporate existence under the laws of the State of Delaware. Upon consummation of the Merger, the separate corporate existence of the Company shall terminate.

1.2            Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will occur by electronic exchange of documents at 10:00 a.m., Pacific time, on a date which shall be no later than three (3) business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature can be satisfied only at the Closing, but subject to the satisfaction or waiver of all conditions at the Closing), unless another date, time or place is agreed to in writing by the Company and Parent. The date on which the Closing occurs is referred to as the “Closing Date.”

1.3            Effective Time. The Merger shall become effective upon (a) the filing of the articles of merger with respect to the Merger (the “Maryland Articles of Merger”) with the Department of Assessments and Taxation of the State of Maryland (the “Maryland Secretary”) and the certificate of merger (the “Delaware Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary”) or (b) such later date and time as may be specified in the Articles of Merger and the Certificate of Merger in accordance with the MGCL and the DGCL (the “Effective Time”).

1.4            Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the DGCL and the MGCL.

1.5            Conversion of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent or the Company or the holder of any of the following securities:

 (a)            Subject to Section 2.2(e), each share of the Company’s common stock, par value $0.01 per share (the “Company Common Stock”), that is issued and outstanding immediately prior to the Effective Time (other than shares cancelled in accordance with Section 1.5(c)) shall be converted into 0.8048 shares (the “Exchange Ratio”) of the Parent’s common stock, par value $0.001 per share (the “Parent Common Stock”) (such consideration, the “Merger Consideration”).

 (b)            All of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, a “Certificate,” it being understood that any reference herein to “Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Company Common Stock) previously representing any such shares of Company Common Stock shall thereafter represent only the right to receive (i) the Merger Consideration, including a certificate (it being understood that any reference herein to a “certificate” representing shares of Parent Common Stock shall be deemed to include, unless the context otherwise requires, reference to book-entry account statements relating to the ownership of shares of Parent Common Stock) representing the number of whole shares of Parent Common Stock which such shares of Company Common Stock represented by such Certificate have been converted into the right to receive pursuant to Section 1.5(a), (ii) cash in lieu of fractional shares which the shares of Company Common Stock represented by such Certificate have been converted into the right to receive pursuant to Section 1.5(a) and Section 2.2(e), without any interest thereon, and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2. Certificates previously representing shares of Company Common Stock shall be exchanged for the Merger Consideration and the other amounts specified in the immediately preceding sentence upon the surrender of such Certificates in accordance with Section 2.2, without any interest thereon. If, prior to the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Merger Consideration; provided that nothing contained in this sentence shall be construed to permit the Company or Parent to take any action with respect to the outstanding shares of Parent Common Stock or Company Common Stock, as applicable, that is expressly prohibited by the terms of this Agreement.

 (c)             Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Company Common Stock that are owned by the Company as treasury stock or owned by the Company or Parent (in each case other than shares of Company Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by Company or Parent in respect of debts previously contracted) shall be cancelled, retired and cease to exist and no Merger Consideration shall be delivered or exchanged therefor. Any shares of Parent Common Stock that are issued and outstanding immediately prior to the Effective Time and are owned by the Company shall be cancelled, retired and cease to exist.

1.6            Treatment of Company RSU Awards.

 (a)            Except as otherwise agreed between the Company and Parent, at or immediately prior to the Effective Time, with respect to each restricted stock unit award in respect of shares of Company Common Stock that is outstanding as of immediately prior to the Effective Time (a “Company RSU Award”), (i) each Company RSU Award that is subject to time-based vesting (a “Company TRSU Award”) shall automatically and without any required action on the part of the holder thereof fully vest, (ii) a pro-rated portion of each Company RSU Award that is subject to performance-based vesting (a “Company PRSU Award”) shall automatically and without any required action on the part of the holder thereof vest, with the portion that shall vest equal to the product of (A) the number of restricted stock units subject to such Company PRSU Award that would have vested based upon actual performance if the applicable performance period had ended as of the most recent fiscal quarter of the Company preceding the Closing Date or, if actual performance cannot be determined, the target number of restricted stock units subject to such Company PRSU Award and (B) a fraction, the numerator of which is the number of months in the period beginning on the first day of the applicable performance period and ending on the Closing Date and the denominator of which is the total number of months in the original applicable performance period (disregarding the effect of this Section 1.6 on the length of the performance period), and (iii) (A) each restricted stock unit in respect of each Company TRSU Award and each restricted stock unit in respect of each portion of a Company PRSU Award that so vests shall be converted into the right to receive the Merger Consideration (less the portion of the Merger Consideration in respect thereof withheld to pay applicable Taxes required to be withheld, if any, with respect to the settlement of such restricted stock units) as soon as reasonably practicable after the Effective Time and (B) each restricted stock unit in respect of each portion of a Company PRSU Award that does not vest shall be forfeited.

 (b)            At or prior to the Effective Time, the Company (or the Board of Directors of the Company or its compensation committee, as applicable), shall take such actions as are necessary to effectuate this Section 1.6.

1.7            Parent Common Stock. At and after the Effective Time, each share of Parent Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of Parent and shall not be affected by the Merger.

1.8            Certificate of Incorporation of Surviving Corporation. At the Effective Time, the Amended and Restated Certificate of Incorporation of Parent (as amended) (the “Parent Certificate”), as in effect at the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.9            Bylaws of Surviving Corporation. At the Effective Time, the Amended and Restated Bylaws of Parent (the “Parent Bylaws”), as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.10          Directors and Officers of Surviving Corporation. At the Effective Time, the directors and officers of the Surviving Corporation shall be the directors and officers of Parent immediately prior to the Effective Time with such individuals to serve in such capacities until such time as their respective successors have been duly elected or appointed and qualified or the earlier of their respective death, resignation or removal.

1.11          Bank Merger. Immediately following the Merger or at such later time as Parent may determine, Territorial Savings Bank, a Hawaii state-chartered member savings bank and a wholly-owned Subsidiary of the Company (“Company Bank”), will merge (the “Bank Merger”) with and into Bank of Hope, a California state-chartered bank and a wholly-owned Subsidiary of Parent (“Parent Bank”). Parent Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of Company Bank shall cease. The parties hereto agree that the Bank Merger shall become effective immediately after the Merger or at such later time as Parent may determine. The Bank Merger shall be implemented pursuant to an agreement and plan of merger, in a form to be mutually agreed upon by the parties (the “Bank Merger Agreement,”). The Company and Parent shall cause Company Bank and Parent Bank to execute such certificates of merger and articles of merger and such other agreements, documents and certificates as are necessary to make the Bank Merger effective (“Bank Merger Certificates”) immediately following the Merger or at such later time as Parent may determine.

1.12          Tax Consequences. It is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a plan of reorganization for the purposes of Sections 354, 361 and 368 of the Code and within the meaning of Section 1.368-2(g) and 1.368-3(a) of the Treasury Regulations.

Article II

EXCHANGE OF SHARES

2.1            Parent to Make Merger Consideration Available. No later than one (1) business day prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with an exchange agent designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Certificates, for exchange in accordance with this Article II, (i) certificates or, at Parent’s option, evidence of shares in book entry form (collectively, referred to herein as “New Certificates”), representing the shares of Parent Common Stock to be issued to holders of Company Common Stock, and (ii) cash in lieu of fractional shares (such cash and New Certificates for shares of Parent Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”), to be issued pursuant to Section 1.5 and paid pursuant to Section 2.2 in exchange for outstanding shares of Company Common Stock.

2.2            Exchange of Shares.

 (a)            As promptly as practicable after the Effective Time, but in no event later than five (5) business days thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of one or more Certificates representing shares of Company Common Stock immediately prior to the Effective

Time that have been converted at the Effective Time into the right to receive the Merger Consideration pursuant to Article I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration, and any cash in lieu of fractional shares, which shares of Company Common Stock represented by such Certificate or Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b). Upon proper surrender of a Certificate or Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Certificate or Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a New Certificate representing that number of whole shares of Parent Common Stock to which such holder of Company Common Stock shall have become entitled pursuant to the provisions of Article I and (ii) a check representing the amount of (A) any cash in lieu of fractional shares which such holder has the right to receive in respect of the shares of Company Common Stock represented by the Certificate or Certificates surrendered pursuant to the provisions of this Article II, and (B) any dividends or distributions which the holder thereof has the right to receive pursuant to this Section 2.2, and the Certificate or Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares or dividends or distributions payable to holders of Certificates. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the Merger Consideration and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.

 (b)            No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Date shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Parent Common Stock which the shares of Company Common Stock represented by such Certificate have been converted into the right to receive.

 (c)            If any New Certificate representing shares of Parent Common Stock is to be issued in a name other than that in which the Certificate or Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Certificate or Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a certificate representing shares of Parent Common Stock in any name other than that of the registered holder of the Certificate or Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

 (d)            After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration and cash in lieu of fractional shares as provided in this Article II.

(e)             Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former stockholder of the Company who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of Parent Common Stock on the Nasdaq Stock Exchange as reported by the Wall Street Journal for the five (5) full trading days ending on the trading day immediately preceding the Closing Date (“Parent Common Stock Closing Price”) by (ii) the fraction of a share (rounded to the nearest one-thousandth when expressed in decimal form) of Parent Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.5. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for-consideration, but merely represents a mechanical rounding off for the purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of such fractional shares.

 (f)             Any portion of the Exchange Fund that remains unclaimed by the stockholders of the Company for twelve (12) months after the Effective Time shall be paid to Parent. Any former stockholder of the Company that has not theretofore complied with this Article II shall thereafter look only to Parent for payment of the Merger Consideration, cash in lieu of fractional shares and any unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each former share of Company Common Stock such former stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Company, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

 (g)            Each of Parent and the Exchange Agent shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Parent or the Exchange Agent, as the case may be, such withheld amounts (i) will be paid over by Parent or the Exchange Act to the appropriate governmental authority and (ii) will be treated for all purposes of this Agreement as having been paid to the person in respect of which the deduction and withholding was made.

 (h)            In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, and any cash in lieu of fractional shares and dividends or distributions deliverable in respect thereof pursuant to this Agreement.

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the disclosure schedule delivered by the Company to Parent concurrently herewith (the “Company Disclosure Schedule”); provided that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the Company that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect and (iii) any disclosures made with respect to a section of this Article III shall be deemed to qualify (1) any other section of this Article III specifically referenced or cross-referenced and (2) other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections, or (b) as disclosed in any Company Reports publicly filed with or furnished to the SEC by the Company after January 1, 2023 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), the Company hereby represents and warrants to Parent as follows:

3.1            Corporate Organization.

 (a)            The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and is a savings and loan holding company duly registered with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the Home Owners’ Loan Act (the “HOLA”). The Company has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed, qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Parent, the Company or the Surviving Corporation, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including any outbreak, continuation or escalation of war (whether or not declared), cyberattack, sabotage, act of terrorism or military action) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event or emergencies (including any law, directive or guideline issued by a Governmental Entity in response thereto), (E) public disclosure of the execution of this Agreement, public disclosure or consummation of the transactions contemplated hereby (including any effect on a party’s relationships with its customers or employees) (it being understood and agreed that the foregoing in this subclause (E) shall not apply for purposes of the representations and warranties in Sections 3.3(b), 3.4, 3.11(n), 4.3(b) and 4.4), actions expressly required by this Agreement or actions taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby, (F) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying causes of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred), or (G) the expenses incurred by the Company or Parent in negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement; except, with respect to subclauses (A), (B), (C) or (D), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated hereby. As used in this Agreement, as to each party, the word

“Subsidiary” shall have meaning ascribed to it in Rule 1-02 of Regulation S-X promulgated by the SEC. True and complete copies of the Charter of the Company (the “Company Charter”) and Bylaws of the Company (the “Company Bylaws”), as in effect as of the date of this Agreement, have previously been made available by the Company to Parent.

 (b)            Company Bank is a state-chartered member savings bank, validly existing and in good standing under the laws of the State of Hawaii. The deposits of Company Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund (the “DIF”) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due and no proceedings for the termination of such insurance are pending or threatened.

 (c)            Each Subsidiary of the Company (a “Company Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on the Company and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Company Subsidiary to pay dividends or distributions except, (x) in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities, or (y) as set forth in Section 3.1(c) of the Company Disclosure Schedule. Other than Company Bank and those Subsidiaries set forth in Section 3.1(c) of the Company Disclosure Schedule, there are no Company Subsidiaries. True and complete copies of the organizational documents of each Company Subsidiary as in effect as of the date of this Agreement have previously been made available by the Company to the Parent. There is no person whose results of operations, cash flows, changes in stockholders’ equity or financial position are consolidated in the financial statements of the Company other than the Company Subsidiaries.

3.2            Capitalization.

 (a)            As of the date of this Agreement, the authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share. As of the date hereof, there are (i) 8,832,235 shares of Company Common Stock issued and outstanding (no shares of Company Common Stock that are unvested as of the date of this Agreement), (ii) no shares of Company preferred stock issued and outstanding, (iii) 40,224 shares of Company Common Stock subject to outstanding Company TRSU Awards, (iv) 53,473 shares of Company Common Stock subject to outstanding Company PRSU Awards (assuming satisfaction of performance goals in respect of incomplete performance periods at the target level) and (v) 80,211 shares of Company Common Stock subject to outstanding Company PRSU Awards (assuming satisfaction of performance goals in respect of incomplete performance periods at the maximum level). As of the date of this Agreement, except as set forth in the immediately preceding sentence, there are no other shares of capital stock or other equity securities of the Company issued, reserved for issuance or outstanding.

 (b)            All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of the Company may vote. Except as set forth on Section 3.2(b) of the Company Disclosure Schedule, no trust preferred or subordinated debt securities of the Company are issued or outstanding. Other than Company RSU Awards issued prior to the date of this agreement, there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, or valued by reference to, shares of capital stock or other equity or voting securities of or ownership interest in the Company, or contracts, commitments, understandings or arrangements by which the Company may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in the Company, or that otherwise obligate the Company to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing. There are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Company Common Stock or other equity interests of Company. No Subsidiary of the Company owns any shares of capital stock of the Company.

 (c)            The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Company Subsidiaries, free and clear of any liens, claims, title defects, mortgages, pledges, charges, encumbrances, and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. § 55 or any comparable provision of applicable federal or state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Company Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

 (d)            Section 3.2(d) of the Company Disclosure Schedule sets forth, for each Company RSU Award outstanding as of the date hereof, (i) the holder of such Company RSU Award, (ii) the number of shares of Company Common Stock subject to such Company RSU Award and (iii) the vesting schedule of such Company RSU Award, including any accelerated vesting provisions.

3.3            Authority; No Violation.

(a)             The Company has full corporate power and authority to execute and deliver this Agreement and, subject to the stockholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Merger and the Bank Merger) have been duly and validly approved by the Board of Directors of the Company. The Board of Directors of the Company has (i) determined that the transactions contemplated hereby, on the terms and conditions set forth in this Agreement, are advisable and in the best interests of the Company, (ii) adopted, approved and declared advisable this Agreement and the transactions contemplated hereby (including the Merger), (iii) directed that this Agreement and the transactions contemplated hereby be submitted to the Company's stockholders for approval at a duly called and convened meeting of such stockholders, (iv) recommended that the stockholders of the Company approve this Agreement (including the Merger) and the transactions contemplated hereby and (v) adopted and approved resolutions to the foregoing effect. Except for the approval of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote on the Agreement (the “Requisite Company Vote”), and the adoption and approval of the Bank Merger Agreement by the Company as its sole shareholder, no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization, fraudulent transfer or similar laws affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).

 (b)            Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby, including the Merger and the Bank Merger, nor compliance by the Company with any of the terms or provisions hereof, will (i) assuming the Requisite Company Vote is obtained, violate any provision of the Company Charter or the Company Bylaws or (ii) assuming that the consents and approvals referred to in Section 3.4 and the Requisite Company Vote are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or any Company Subsidiary or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any Company Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any Company Subsidiary is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (ii) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

 (c)            The Board of Directors of the Company Bank has approved the Bank Merger Agreement. The Company, as the sole shareholder of the Company Bank, has approved the Bank Merger Agreement, and the Bank Merger Agreement has been duly executed by the Company Bank and (assuming due authorization, execution and delivery by the Parent Bank) constitutes a valid and binding obligation of the Company Bank, enforceable against the Company Bank in accordance with its terms (except in all cases as may be limited by the Enforceability Exceptions).

3.4            Consents and Approvals. Except for (a) the filing of any required applications, filings and notices with the Nasdaq Stock Exchange, (b) the filing of any required applications, filings and notices, as applicable, with the Governmental Entities and approval of such applications, filings and notices, including the Requisite Regulatory Approvals, (c) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement in definitive form relating to the meeting of the Company’s stockholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Proxy Statement”), and of the registration statement on Form S-4 in which the Proxy Statement will be included as a prospectus, to be filed with the SEC by Parent in connection with the transactions contemplated by this Agreement (the “S-4”) and declaration by the SEC of the effectiveness of the S-4, (d) the filing of the Maryland Articles of Merger with the Maryland Secretary pursuant to the MGCL and the Delaware Certificate of Merger with the Delaware Secretary pursuant to the DGCL, and the filing of the Bank Merger Certificates, (e) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement and (f) the approval of the listing of such Parent Common Stock on the Nasdaq Stock Exchange, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or SRO are necessary in connection with (i) the execution and delivery by the Company of this Agreement, (ii) the consummation by the Company of the Merger and the other transactions contemplated hereby (including the Bank Merger), (iii) the execution and delivery by the Company Bank of the Bank Merger Agreement or (iv) the consummation by the Company Bank of the Bank Merger.

3.5            Reports.

 (a)            The Company and each of its Subsidiaries have timely filed or furnished all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file or furnish since January 1, 2021 with (i) any state banking or financial regulatory authority, including the Division of Financial Institutions, Department of Commerce and Consumer Affairs, State of Hawaii, and the California Department of Financial Protection and Innovation, (ii) any other state authority including the Maryland Secretary and the Delaware Secretary, (iii) the SEC, (iv) the Federal Reserve Board, (v) the FDIC, (vi) any foreign regulatory authority, and (vii) any self-regulatory organization (an “SRO”) ((i) – (vii), each, a “Governmental Entity” and, collectively, the “Governmental Entities”), including, without limitation, any report, registration or statement required to be filed or furnished pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Governmental Entity, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. Except as set forth on Section 3.5 of the Company Disclosure Schedule (i) other than normal examinations conducted by a Governmental Entity in the ordinary course of business of the Company and its Subsidiaries, no Governmental Entity has initiated or has pending any proceeding or, to the knowledge of the Company, investigation into the business or operations of the Company or any of its Subsidiaries since January 1, 2021, (ii) there is no unresolved violation, criticism, or exception by any Governmental Entity with respect to any report or statement relating to any examinations or inspections of the Company or any of its Subsidiaries and (iii) there have been no formal or informal inquiries by, or disagreements or disputes with, any Governmental Entity with respect to the business, operations, policies or procedures of the Company or any of its Subsidiaries since January 1, 2021, in the case of each of clauses (i) through (iii), which is or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

 (b)            An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by the Company since January 1, 2021 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act (the “Company Reports”) is publicly available. Since January 1, 2021, no such Company Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, since January 1, 2021, all Company Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Company Reports.

3.6            Financial Statements.

 (a)            The financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Since January 1, 2021, no independent public accounting firm of the Company has resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of, or in connection with, any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. The financial statements of the Company Bank included in the consolidated reports of condition and income (call reports) of the Company Bank complied, as of their respective dates of filing with the FDIC, in all material respects with applicable accounting requirements and with the published instructions of the Federal Financial Institutions Examination Council with respect thereto.

 (b)            Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of the Company included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (including any notes thereto) and for liabilities incurred in the ordinary course of business since December 31, 2023, or in connection with this Agreement and the transactions contemplated hereby.

 (c)            The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company. The Company (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to ensure that material information relating to the Company, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s outside auditors and the audit committee of the Company’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) promulgated under the Exchange Act) which would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. Any such disclosures were made in writing by management to the Company’s auditor and audit committee and true, correct and complete copies of such disclosures have been made available to the Parent. To the knowledge of the Company, there is no reason to believe that the Company’s chief executive officer and chief financial officer will not be able to give the certifications required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due and for as long as this Agreement continues in existence.

 (d)            Since January 1, 2021, (i) neither the Company nor any Company Subsidiary, nor, to the knowledge of the Company, any director, officer, auditor, accountant, or representative of the Company or any Company Subsidiary, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of the Company or any Company Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in questionable accounting or auditing practices, and (ii) no attorney representing the Company or any Company Subsidiary, whether or not employed by the Company or any Company Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof or to the knowledge of the Company, to any director or officer of the Company.

 (e)            Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, the Company has complied with all requirements of the Coronavirus Aid, Relief, and Economic Security (CARES) Act (the “CARES Act”) and the Paycheck Protection Program administered by the Small Business Administration, including applicable guidance, in connection with its participation in the Paycheck Protection Program.

3.7            Broker’s Fees. With the exception of the engagement of Keefe, Bruyette & Woods, Inc. (“KBW”), neither the Company nor any Company Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or the other transactions contemplated by this Agreement. The Company has disclosed to Parent as of the date hereof the aggregate fees provided for in connection with the engagement by Company of KBW related to the Merger and the other transactions contemplated hereby.

3.8            Absence of Certain Changes or Events.

 (a)            Since December 31, 2023, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

 (b)            Except as disclosed on Section 3.8(b) of the Company Disclosure Schedule and in connection with the transactions contemplated by this Agreement, since December 31, 2023, the Company and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business.

3.9            Legal Proceedings.

 (a)            Except as disclosed on Section 3.9(a) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary is a party to any, and there are no pending or, to the knowledge of the Company, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against the Company or any Company Subsidiary or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement. Company Disclosure Schedule 3.9(a) sets forth a true and complete list of all pending or threatened litigation against the Company, including lender liability and/or counterclaims, in which damages or loss could reasonably exceed $100,000.

 (b)           There is no injunction, order, judgment, decree, or regulatory restriction imposed upon the Company, any of its Subsidiaries or the assets of the Company or any Company Subsidiary (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates) that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

 (c)            Except as disclosed on Section 3.9(a) of the Company Disclosure Schedule, no claims are outstanding under any of the Company or its Subsidiaries’ insurance policies that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

 (d)            No claims are outstanding against the Company or its Subsidiaries for indemnification that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

3.10          Taxes and Tax Returns.

 (a)            Each of the Company and its Subsidiaries has duly and timely filed or caused to be filed (giving effect to all applicable extensions) all material Tax Returns required to be filed by any of them, and all such Tax Returns are true, correct, and complete in all material respects. Neither Company nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course of business).

 (b)            All material Taxes of the Company and its Subsidiaries that are due have been fully and timely paid or adequate reserves therefor have been made on the financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company Reports (including the related notes, where applicable). Each of the Company and its Subsidiaries has withheld and paid to the relevant Governmental Entity on a timely basis all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any person.

 (c)            No claim has been made in writing by any Governmental Entity in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the Company or such subsidiary is or may be subject to taxation by that jurisdiction.

 (d)            There are no Liens for Taxes on any of the assets of the Company or any Company Subsidiary other than Liens for Taxes not yet due and payable.

 (e)            Neither the Company nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations, investigations, or other proceedings regarding any material Tax of the Company and its Subsidiaries or the assets of the Company and its Subsidiaries which have not been paid, settled or withdrawn or for which adequate reserves have not been established.

 (f)            Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable year (or portion thereof) ending after the Closing Date as a result of any (i) intercompany transaction or excess loss account described in Treasury regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non- U.S. Tax law), (ii) installment sale or open transaction made on or prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date, (iv) change of, or use of an improper method of, accounting for a taxable period ending on or prior to the Closing Date, or

(v) “closing agreement” described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. law) entered into prior to the Closing.

 (g)            Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than (i) such an agreement or arrangement exclusively between or among the Company and its Subsidiaries or (ii) a commercial agreement not primarily related to Taxes and entered into in the ordinary course of business that contains agreements or arrangements relating to the apportionment, sharing, assignment or allocation of Taxes (such as financing agreements with Tax gross-up obligations or leases with Tax escalation provisions)). Neither the Company nor any of its Subsidiaries has (i) been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group of which the Company was the common parent) or (ii) any liability for the Taxes of any person (other than the Company or any Company Subsidiary) arising from the application of Treasury regulation section 1.1502-6, or any similar provision of state, local or non-U.S. law, as a transferee or successor, by contract or otherwise.

 (h)            Neither the Company nor any of its Subsidiaries has distributed stock to another person, or has had its stock distributed by another person during the two-year period ending on the date hereof that was intended to be governed in whole or in part by Section 355 of the Code.

 (i)             Neither the Company nor any of its Subsidiaries has engaged in any “reportable transaction” within the meaning of Treasury Regulation section 1.6011-4(b)(1).

 (j)             Neither the Company nor any of its Subsidiaries has (i) deferred, extended or delayed the payment of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act or any “applicable taxes” under IRS Notice 2020-65, (ii) claimed any Tax credits under both (a) Sections 7001 through 7005 of the Families First Coronavirus Response Act (Public Law 116-127) and (b) Section 2301 of the CARES Act, or (iii) sought, nor intends to seek, a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act.

 (k)            Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

 (l)             Neither the Company nor any of its Subsidiaries uses the reserve method of accounting for bad debts described in Section 585(a)(1) of the Code.

 (m)            Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Code §897(c)(2) during the applicable period specified in Code §897(c)(1)(A)(ii).

 (n)            Except as set forth on Section 3.10(n) of the Company Disclosure Schedule, each of the Company and its Subsidiaries is an association treated as a corporation under Treasury Regulation section 301.7701-2(b)(2).

 (o)            No private letter rulings (or other similar ruling), requests for such rulings, gain recognition agreements or closing agreements have been entered into with or issued by, or are pending with, any Governmental Entity with respect to Company or any of its Subsidiary.

 (p)            As used in this Agreement, the term “Tax” or “Taxes” means any federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp,

occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, escheat and unclaimed property, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

 (q)            As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

3.11           Employees and Employee Benefit Plans.

(a)             Section 3.11(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Company Benefit Plans. For purposes of this Agreement, “Company Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, retirement, savings, supplemental retirement, restoration, retention, bonus, employment, change in control, termination or severance plans, programs, agreements or arrangements that are maintained, contributed to or sponsored by, or required to be contributed to, the Company or any Company Subsidiary for the benefit of any current or former employee, officer, director or individual independent contractor of the Company or any Company Subsidiary or any of their respective dependents or beneficiaries.

 (b)            The Company has heretofore made available to Parent true and complete copies of (i) each Company Benefit Plan, including any amendments thereto and all related trust documents, insurance contracts or other funding vehicles, and (ii) to the extent applicable, (A) the most recent summary plan description required under ERISA with respect to such Company Benefit Plan, (B) the most recent annual report (Form 5500) filed with the Internal Revenue Service (“IRS”), (C) the most recently received IRS determination letter relating to such Company Benefit Plan, and (D) the most recently prepared actuarial report for each Company Benefit Plan.

 (c)            Each Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code.

(d)            Section 3.11(d) of the Company Disclosure Schedule identifies each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Company Qualified Plans”). The IRS has issued a favorable determination letter or advisory opinion, as applicable, with respect to each Company Qualified Plan and the related trust, which letter or opinion has not been revoked (nor to the knowledge of the Company has revocation been threatened), and, to the knowledge of the Company, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Company Qualified Plan or the related trust.

 (e)            Except as set forth on Section 3.11(e) of the Company Disclosure Schedule, no Company Benefit Plan is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code, and during the immediately preceding six (6) years, no Controlled Group Liability has been incurred by the Company or its ERISA Affiliates that has not been satisfied in full, and, to the knowledge of the Company, no condition exists that presents a material risk to the Company or its ERISA Affiliates of incurring any such liability. For purposes of this Agreement, “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA or (iii) under Section 412 of the Code. For purposes of this Agreement, “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

 (f)            With respect to the plan disclosed on Section 3.11(e) of the Company Disclosure Schedule (the “Defined Benefit Pension Plan”), there has been no reportable event (within the meaning of Section 4043(c) of ERISA), or any event requiring disclosure under Section 4063(a) or 4041(c) of ERISA, and the transactions contemplated by this Agreement will not give rise to any such event. There has been no event or condition which presents a material risk of termination of the Defined Benefit Pension Plan by the Pension Benefit Guaranty Corporation, and no circumstances exist that constitute grounds under Section 4042 of ERISA entitling the Pension Benefit Guaranty Corporation to institute any such proceeding. Further, no accumulated funding deficiency (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, exists with respect to the Defined Benefit Pension Plan, nor has there been any lien imposed under Section 412(n) of the Code with respect to the Defined Benefit Pension Plan. Except as set forth on Section 3.11(f) of the Company Disclosure Schedule, the fair market value of assets available for benefits under the Defined Benefit Pension Plan exceeds the present value of accumulated vested and nonvested accrued benefits under the Defined Benefit Pension Plan, and also, on a plan termination basis, exceeds the value of “benefit liabilities” under the Defined Benefit Pension Plan within the meaning of Section 4001(a)(16) of ERISA. Neither the Company nor any of its Subsidiaries nor ERISA Affiliates is required to provide security to the Defined Benefit Pension Plan under Section 401(a)(29) of the Code.

 (g)            None of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates has, at any time during the last six (6) years, sponsored, maintained, contributed to or been obligated to contribute to (i) any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA, (ii) a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), or (iii) a plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code.

 (h)            The Company Common Stock owned by the Territorial Savings Bank Amended and Restated Employee Stock Ownership Plan (the “ESOP”) and the Territorial Savings Bank 401(k) Plan (the “401(k) Plan”) at all times prior to the Reorganization have been “employer securities” under Section 407(d)(1) of ERISA and Section 409(l) of the Code and “qualifying employer securities” for purposes of Section 407(d)(5) of ERISA and Section 4975(e)(8) of the Code. The 401(k) Plan and the ESOP have complied with the diversification requirements of their plan documents and Sections 401(a)(28)(B) and 401(a)(35) of the Code as applicable.

 (i)             Except with respect to the initial loan from the Company to the ESOP dated July 10, 2009 (the “ESOP Loan”), there is no existing indebtedness of the ESOP and all shares of Company Common Stock held by the ESOP, other than the shares which remained pledged as collateral for the ESOP Loan (the “ESOP Unallocated Shares”), have been allocated to ESOP participants.

 (j)            The ESOP is now and at all times since its inception has been designed to be an employee stock ownership plan described in Section 4975(e)(7) of the Code and the regulations thereunder and to include a tax-exempt trust within the meaning of Section 501(a) of the Code. Each purchase or sale of Company Common Stock by the ESOP was determined to be in the interests of, and fair from a financial point of view to, the participants and beneficiaries in the ESOP by the ESOP’s trustee. Each loan incurred by the ESOP has satisfied the requirements of Section 408(b)(3) of ERISA and Section 4975(d)(3) of the Code. The purchase price paid by the ESOP each time Company Common Stock was purchased by the

ESOP did not exceed “adequate consideration” (as defined in Section 3(18) of ERISA and the regulations issued thereunder) for such Company Common Stock. With respect to the ESOP, (i) all the Company contributions to the ESOP were deductible under Section 404 of the Code for the year made; (ii) the voting requirements of the ESOP and Section 409(e) of the Code and the valuation requirements of Section 408(e) of ERISA have always been complied with; (iii) no allocations were ever made in violation of Section 409(n) of the Code; and (iv) the ESOP has never been subject to Section 409(p) of the Code.

 (k)            Except as set forth on Section 3.11(k) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries sponsors any employee benefit plan or has any obligation with respect to an arrangement that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired or former employees or their beneficiaries or dependents, except as required by Section 4980B of the Code.

 (l)             All contributions required to be made to any Company Benefit Plan by applicable law or by any plan document, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company, except as either individually or in the aggregate, would not reasonably be expected to result in any material liability to the Company and its Subsidiaries.

 (m)           There are no pending or, or to the knowledge of the Company, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to the knowledge of the Company, no set of circumstances exists that would reasonably be expected to give rise to a claim or lawsuit, against the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to the Company and its Subsidiaries. Except as set forth on Section 3.11(m) of the Company Disclosure Schedule, no prohibited transactions (within the meaning of Section 406 of ERISA and Code Section 4975(c)) have occurred with respect to the Company Benefit Plan for which an exemption is not available, and no fiduciary has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of the Company Benefit Plan. There are no voluntary correction requests in process with the U.S. Department of Labor, the IRS or any other Governmental Entity. The Company has satisfied all fiduciary duties in the selection and oversight of each Company Benefit Plan fiduciary, including each of the current and prior trustees of the ESOP and the 401(k) Plan.

 (n)            Except as set forth on Section 3.11(n) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) result in, cause the vesting, exercisability or delivery of, or increase the amount or value of, any benefits under any Company Benefit Plan, (ii) cause the Company or any Company Subsidiary to transfer or set aside any assets to fund any benefits under any Company Benefit Plan, (iii) result in any limitation on the right of the Company or any Company Subsidiary to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust or (iv) result in any payment or benefit that may, individually or in combination with any other payment or benefit, be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code. The Company has made available to Parent a copy of true, complete and correct copy of the most recent calculations performed by or on behalf of the Company under Section 280G of the Code in relation to the transactions contemplated by this Agreement.

 (o)            Except as set forth on Section 3.11(o) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any plan, program, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code.

 (p)            Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case that is subject to Section 409A of the Code, has (i) since January 1, 2021, been maintained and operated, in all material respects, in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 and (ii) since January 1, 2021, been, in all material respects, in documentary and operational compliance with Section 409A of the Code.

 (q)              Except as set forth in Section 3.11(q) of the Company Disclosure Schedule, each of the Company and its Subsidiaries is and during the past three (3) years has been in compliance, in all material respects, with all applicable laws governing the employment of labor, including all contractual commitments and all such laws relating to discrimination or harassment in employment; terms and conditions of employment; termination of employment; wages; overtime classification; hours; meal and rest breaks; occupational safety and health; plant closings; employee whistle-blowing; immigration and employment eligibility verification; employee privacy; defamation; background checks and other consumer reports regarding employees and applicants; employment practices; negligent hiring or retention; affirmative action and other employment-related obligations on federal contractors and subcontractors; classification of employees, consultants and independent contractors; labor relations; collective bargaining; unemployment insurance; the collection and payment of withholding and/or social security taxes and any similar tax; employee benefits; and workers’ compensation (collectively, “Employment Matters”).

 (r)            There are no pending or, to the knowledge of the Company, threatened labor grievances, lawsuits, arbitrations, administrative charges, controversies, or unfair labor practice claims by any employee, independent contractor, former employee, or former independent contractor of the Company or any of its Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Governmental Authority or arbitration board or panel relating to any Employment Matters, nor are there any pending, or to the knowledge of the Company, threatened investigations or audits by any Governmental Authority relating to any Employment Matters of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to any Employment Matters. There are no pending or, to the knowledge of the Company, threatened strikes or other material labor disputes against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company or any of its Subsidiaries and, to the knowledge of the Company, there are no organizing efforts by any union or other group seeking to represent any employees of the Company and its Subsidiaries. No labor union, trade union, labor organization or group of employees of the Company or any of its Subsidiaries has made a pending demand (in writing) for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority.

 (s)           Each of the Company and its Subsidiaries: (i) has taken reasonable steps to properly classify and treat all of their employees as “employees” and independent contractors as “independent contractors”; (ii) has taken reasonable steps to properly classify and treat all of their employees as “exempt” or “nonexempt” from overtime requirements under applicable law; (iii) has maintained legally adequate records regarding the service of all of their employees, including, where required by applicable law, records of hours worked; (iv) is not delinquent in any material payments to, or on behalf of, any current or former employees or independent contractors for any services or amounts required to be reimbursed or otherwise paid; (v) has withheld, remitted, and reported all material amounts required by law or by agreement to be withheld, remitted, and reported with respect to wages, salaries and other payments to any current or former independent contractors or employees; and (vi) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for any current or former independent contractors or employees (other than routine payments to be made in the ordinary course of business and consistent with past practice).

 (t)            Since January 1, 2021, neither the Company nor any of its Subsidiaries has effectuated (i) a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries; or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company or any of its Subsidiaries; and neither the Company nor any of its Subsidiaries has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local law. Except as set forth in Section 3.11(t) of the Company Disclosure Schedule, no employee of the Company or any of its Subsidiaries has suffered an “employment loss” (as defined in the WARN Act) within the past six (6) months.

 (u)            Each employee of the Company or any of its Subsidiaries is (i) a United States citizen, (ii) a United States national, (iii) a lawful permanent resident of the United States, or (iv) an alien authorized to work in the United States either specifically for the Company or one of its Subsidiaries or for any United States employer. The Company or one of its Subsidiaries has completed a Form I-9 (Employment Eligibility Verification) for each employee hired, and each such Form I-9 has since been updated as required by applicable law and, to the knowledge of the Company, is correct and complete. For each employee of the Company or any of its Subsidiaries employed in the United States, an authorized official of the Company or one of its Subsidiaries has reviewed the original documentation relating to the identity and employment authorization of such employee in compliance with applicable law and such documentation appeared, to such official, to be genuine on its face and to relate to the employee presenting such documentation.

 (v)            Section 3.11(v)(i) of the Company Disclosure Schedule sets forth a true, correct and complete listing, as of the date specified therein, of the name of each individual employed by the Company or any of its Subsidiaries, together with such employee’s position or function; annual base salary or wage; status as “exempt” or “nonexempt” for employment classification purposes; accrued leave as of the date specified therein; any incentive or bonus arrangements with respect to such employee; and any severance potentially payable to such employee upon termination of employment. Company has provided or made available to Parent a true, correct and complete listing, as of the date specified therein, of the name of each individual engaged by the Company or any of its Subsidiaries as an independent contractor, together with such individual’s compensation arrangement with the Company or any of its Subsidiaries and whether such individual has entered into a written agreement regarding his or her contractor engagement. Except as set forth in Section 3.11(a) of the Company Disclosure Schedule, the employment of each employee of the Company or any of its Subsidiaries and the engagement of each independent contractor of the Company or any of its Subsidiaries is terminable at will by the Company or the applicable Subsidiary without any penalty, liability, severance obligation incurred by the Company or any of its Subsidiaries.

 (w)           To the knowledge of the Company, (i) no employee or independent contractor of the Company or any of its Subsidiaries is in violation of any term of any employment contract, consulting contract, non-disclosure agreement, common law non-disclosure obligation, non-competition agreement, non-solicitation agreement, proprietary information agreement or any other agreement relating to confidential or proprietary information, intellectual property, competition, or related matters (“Restrictive

Covenant”); and (ii) the continued employment by the Company and its Subsidiaries of their respective employees, and the performance of the contracts with the Company and its Subsidiaries by their respective independent contractors, will not result in any such violation. Neither the Company nor any of its Subsidiaries has received any notice alleging that any such violation has occurred within the past five (5) years.

 (x)            Except as set forth on Section 3.11(x) of the Company Disclosure Schedule, (i) to the knowledge of the Company, no written allegations of sexual or racial harassment or sexual or race-based misconduct have been made since January 1, 2021 against any Company Insiders, (ii) since January 1, 2021, neither the Company nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual or racial harassment or sexual or race-based misconduct by any Company Insiders, and (iii) there are no proceedings currently pending or, to the knowledge of the Company, threatened related to any allegations of sexual or racial harassment or sexual or race-based misconduct by any Company Insiders.

3.12           Compliance with Applicable Law. The Company and each of its Subsidiaries hold, and have held at all times since January 1, 2021, all charters, licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, and, to the knowledge of the Company, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. The Company and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable federal, state, local or foreign law, statute, order, constitution, treaty, convention, ordinance, code, decree, rule, regulation, judgment, writ, injunction, policy, permit, authorization or common law or agency requirement (“Laws”) of any Governmental Entity relating to the Company or any Company Subsidiary, including, without limitation, all Laws related to data protection or privacy, the USA PATRIOT Act, any laws, regulations or sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act (“CRA”), the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other Law including those relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, the Federal Deposit Insurance Corporation Improvement Act, and all agency requirements relating to the origination, funding, sale and servicing of mortgage, installment and consumer loans. Each of the Company’s Subsidiaries that is an insured depository institution is “well-capitalized” (as that term is defined in the relevant regulation of the institution’s primary federal bank regulator) and has a CRA rating of “satisfactory” and there are no facts or circumstances (and such Subsidiary has not been advised of any such facts or circumstances) that exist that would cause such Subsidiary to be deemed: (i) not to be in satisfactory compliance in any material respect with CRA, and the regulations promulgated thereunder; or (ii) not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder. Neither the Company nor any Subsidiary has been informed that its status as “well-capitalized” or “satisfactory” for CRA purposes, as applicable, will change within one year. Without limitation, none of the Company or any Company Subsidiary, or to the knowledge of the Company, no director, officer, employee, agent or other person acting on behalf of the Company or any Company Subsidiary has, since January 1, 2019, directly or indirectly, (a) used any funds of the Company or any Company Subsidiary for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any Company Subsidiary, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (d) established or maintained any unlawful fund of monies or other assets of the Company or any Company Subsidiary, (e) made any fraudulent entry on the books or records of the Company or any Company Subsidiary, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for the Company or any Company Subsidiary, to pay for favorable treatment for business secured or to pay for special concessions already obtained for the Company or any Company Subsidiary, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company: since January 1, 2019, (i) the Company and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (ii) none of the Company, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.

3.13          Certain Contracts.

 (a)             Except as set forth in Section 3.13(a) of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any contract, agreement, arrangement, commitment or understanding (whether written or oral):

  (i)           with respect to the employment of any directors, officers, or employees that requires the payment of more than $100,000 annually in total cash compensation which is not terminable on sixty (60) or fewer days’ notice by the Company or a Subsidiary without the payment of severance;

  (ii)          that, upon the execution or delivery of this Agreement, the Company stockholder approval of this Agreement as contemplated hereby or the consummation of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any cash payment (whether of severance pay or otherwise) becoming due from Parent, the Company, the Surviving Corporation, or any of their respective Subsidiaries to any officer or employee thereof;

  (iii)         which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC), and, notwithstanding Section 3.13(a) of the Company Disclosure Schedule, there is no such material contract other than those documents, agreements or arrangements filed with the Company Reports pursuant to Item 601(b)(10) of Regulation S-K promulgated by the SEC;

  (iv)        that contains a non-compete or client or customer non-solicit requirement (which for the avoidance of doubt shall not include any employee non-solicit requirement) or any other provision that materially restricts the conduct of any line of business by the Company or any of its affiliates or upon consummation of the Merger will materially restrict the ability of the Surviving Corporation or any of its affiliates to engage in any line of business;

  (v)          with or to a labor union or guild (including any collective bargaining agreement);

  (vi)         except as required pursuant to Section 1.6, any of the benefits of which (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of the execution and delivery of this Agreement, stockholder approval of this Agreement or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

  (vii)        that relates to the incurrence of indebtedness for borrowed money by the Company or any Company Subsidiary (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Banks and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice) in the principal amount of $250,000 or more including any sale and leaseback transactions, capitalized leases and other similar financing transactions;

  (viii)       that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or its Subsidiaries;

  (ix)         that is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $150,000 per annum (other than any such contracts which are terminable by the Company or any Company Subsidiary on sixty (60) days or less notice without any required payment or other conditions, other than the condition of notice); or

  (x)           that involves aggregate payments or receipts by or to the Company or any Company Subsidiary in excess of $150,000 in any twelve-month period, other than those terminable on sixty (60) days or less notice without payment by the Company or any Subsidiary of the Company of any material penalty.

Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a) whether or not set forth in the Company Disclosure Schedule, is referred to herein as a “Company Contract”, and neither the Company nor any of its Subsidiaries has received notice of, any material violation of any Company Contract by any of the parties thereto.

 (b)            The Company has made available to the Parent a true, correct and complete copy of each written Company Contract and each written amendment to any Company Contract. Section 3.13(b) of the Company Disclosure Schedule sets forth a true, correct and complete description of any oral Company Contract and any oral amendment to any Company Contract.

 (c)            Each Company Contract is valid and binding on Company or one of its Subsidiaries, as applicable, and is in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. Each Company Contract is enforceable against the Company or the applicable Subsidiary and, to the knowledge of the Company, the counterparty thereto (except as may be limited by the Enforceability Exceptions). The

Company and each of its Subsidiaries has in all material respects performed all material obligations required to be performed by it under each Company Contract. To the knowledge of the Company, each third-party counterparty to each Company Contract has in all material respects performed all obligations required to be performed by it under such Company Contract, and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of the Company or any Company Subsidiary under any such Company Contract. Neither the Company nor any Subsidiary of the Company has received or delivered any notice of cancellation or termination of any Company Contract.

3.14           Agreements with Governmental Entities. Subject to Section 9.14, and except as set forth in Section 3.14 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, supervisory agreement, consent agreement or memorandum of understanding or similar agreement in effect with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2021, a recipient of any supervisory letter from, or since January 1, 2021, has adopted any policies, procedures or board resolutions at the request or suggestion of any Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Company Disclosure Schedule, a “Company Regulatory Agreement”), nor has the Company or any Company Subsidiary been advised in writing or, to the knowledge of the Company, orally, since January 1, 2021, by any Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Company Regulatory Agreement, nor does the Company believe that any such Company Regulatory Agreement is likely to be initiated, ordered or requested. The Company and its Subsidiaries are in compliance in all material respects with each Company Regulatory Agreement to which it is a party or is subject. The Company and its Subsidiaries have not received any notice from any Governmental Entity indicating that the Company or its Subsidiaries is not in compliance in any material respect with any Company Regulatory Agreement.

3.15          Risk Management Instruments. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (a) all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of the Company, any of its Subsidiaries or for the account of a customer of the Company or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Governmental Entity and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect and (b) the Company and each of its Subsidiaries have duly performed all of their obligations thereunder to the extent that such obligations to perform have accrued, and, to the knowledge of the Company, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.16          Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, or except as set forth in Section 3.16 of the Company Disclosure Schedule, the Company and its Subsidiaries are, to the knowledge of the Company, in compliance, and have complied since January 1, 2021, with each federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions or, to the knowledge of Company any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on the Company or any Company Subsidiary of any liability or obligation arising under any Environmental Law, pending or threatened against the Company, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. To the knowledge of the Company, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. The Company is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of understanding by or with any Governmental Entity or other third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

3.17          Investment Securities and Commodities.

 (a)            Each of the Company and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Liens, except as set forth in the financial statements included in the Company Reports or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of the Company or its Subsidiaries. Such securities and commodities are valued on the books of the Company in accordance with GAAP in all material respects.

 (b)            The Company and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that the Company believes are prudent and reasonable in the context of such businesses, and the Company and its Subsidiaries have, since January 1, 2021, been in compliance with such policies, practices and procedures in all material respects. Prior to the date of this Agreement, the Company has made available to the Parent the material terms of such policies, practices and procedures.

3.18          Real Property.

 (a)            Section 3.18(a) of the Company Disclosure Schedule sets forth, as of the date hereof, a true, correct and complete list of all the real property owned by the Company and its Subsidiaries (collectively, “Company Owned Properties”). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company has good and marketable title to all Company Owned Property (except properties sold or otherwise disposed of in accordance with Sections 5.1 and 5.2, free and clear of all Liens, and except statutory Liens securing payments not yet due, Liens for real property Taxes and other governmental charges and assessments not yet due and payable or that are being contested in good faith by appropriate proceedings, and Liens of carriers, warehouseman, mechanics and materialmen and other like Liens arising in the ordinary course of business and where the underlying obligations are not delinquent, excluding, however, any of which are recorded against the Company Owner Properties), easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”).

 (b)            Section 3.18(b) of the Company Disclosure Schedule sets forth as of the date hereof, a true, correct and complete list of all the real estate leases, subleases, licenses and occupancy agreements (together with any amendments, modifications, supplements, replacements, restatements and guarantees thereof or thereto, including any oral amendments) to which the Company or any Company Subsidiary is a party with respect to all real property leased, subleased, licensed or otherwise used or occupied by the Company or any Company Subsidiary on the date hereof (collectively, the “Company Leased Real Property”), whether in the Company’s or any of its Subsidiaries’ capacity as lessee, sublessee, licensee, lessor, sublessor or licensor, as the case may be (the “Company Real Estate Leases”). The Company or its Subsidiaries has valid leasehold interests in the Company Leased Real Property, free and clear of all Liens, except Permitted Encumbrances. Except as set forth in Section 3.18(c) of the Company Disclosure Schedule, each Company Real Estate Lease is (i) valid, binding and in full force and effect without material default thereunder by the lessee or, to the knowledge of the Company, the lessor, to the knowledge of the Company, no lessor has made a claim of any breach or default by the Company or any Company Subsidiary, and (ii) enforceable against the Company or the applicable Subsidiary and, to the knowledge of the Company, the counterparty thereto (except as may be limited by the Enforceability Exceptions). The Company and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it under each Company Real Estate Lease, and to the knowledge of the Company, each counterparty to each Company Real Estate Lease has in all material respects performed all obligations required to be performed by it under such Company Real Estate Lease, and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of the Company or any Company Subsidiary under any Company Real Estate Lease or, to the knowledge of the Company, no event or condition exists which constitutes, or after notice or lapse of time or both, will constitute a material default on the part of a Company lessor. The Company has made available to the Parent a true, correct and complete copy of each written Company Real Estate Lease and each written amendment to any Company Real Estate Lease.

 (c)            Neither the Company nor any of its Subsidiaries has leased, subleased, licensed or otherwise granted any person a right to use or occupy all or any portion of any Company Owned Property or Company Leased Real Property except as set forth in Section 3.18(c) of the Company Disclosure Schedule. There are no pending or, to the knowledge of the Company, threatened condemnation proceedings against the Company Owned Property or Company Leased Real Property.

3.19           Intellectual Property; Computer Systems.

 (a)            The Company and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, or except as set forth in Section 3.19(a) of the Company Disclosure Schedule, (a) (i) to the knowledge of the Company, the use of any Owned Intellectual Property by the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person, and the use of any Licensed Intellectual Property is in accordance with any applicable license pursuant to which the Company or any Company Subsidiary acquired the right to use any such Licensed Intellectual Property, and (ii) to the knowledge of the Company, no person has asserted in writing to the Company that the Company or any Company Subsidiary has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) no person is challenging or, to the knowledge of the Company, infringing on or otherwise violating, any right of the Company or any Company Subsidiary with respect to any Owned Intellectual Property, and (c) the Company and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Owned Intellectual Property by the Company and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets; and copyright registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof. “Owned Intellectual Property” means Intellectual Property owned by the Company or the Parent or their respective Subsidiaries, as applicable, necessary for the conduct of their respective business as currently conducted. “Licensed Intellectual Property” means Intellectual Property licensed by the Company or the Parent or their respective Subsidiaries, as applicable, necessary for the conduct of their respective business as currently conducted.

 (b)            The computer, information technology and data processing systems, facilities and services used by the Company or any Company Subsidiary, including all software, hardware, networks, communications facilities, platforms and related systems and services (collectively, the “Company Systems”), are sufficient for the conduct of the respective businesses of the Company and Company Subsidiaries as currently conducted and the Company Systems are in sufficiently good working condition to effectively perform all computing, information technology and data processing operations reasonably necessary for the operation of the respective businesses of the Company and Company Subsidiaries as currently conducted, in each case, except for such failures to be reasonably sufficient or in sufficiently good working condition, or except as set forth in Section 3.19(b) of the Company Disclosure Schedule. The Company and Company Subsidiaries have taken and implemented commercially reasonable steps and safeguards (i) to protect Company Systems from unauthorized access and from disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials and (ii) for the purpose of reasonably mitigating the risks of Data Breaches. Each of the Company and Company Subsidiaries has implemented commercially reasonable appropriate backup and disaster recovery policies, business continuity plans, and incident response plans, which include procedures and systems consistent with generally accepted industry standards that reasonably mitigate the risk of any disruption to the operation of the respective businesses of the Company and Company Subsidiaries as currently conducted.

 (c)            Each of the Company and Company Subsidiaries has (i) been in material compliance with all applicable Law relating to Personally Identifiable Information, privacy, data security, cardholder data (including without limitation the Payment Card Industry Data Security Standards), telephone and text message communication and marketing, including privacy and security provisions of generally applicable Laws, (ii) contractually obligated all third party service providers to comply with obligations in 3.19(c)(i) and conducted commercially appropriate due diligence on such third party service providers before allowing them to access Personally Identifiable Information, (iii) complied in all material respects with all of its published privacy and data security policies and internal privacy and data security policies and guidelines, including with respect to the collection, storage, transmission, transfer, disclosure, destruction and use of information or data relating to an identified or identifiable natural, individual person (“Personally Identifiable Information”), and (iv) taken commercially reasonable measures to protect Personally Identifiable Information in its possession or control against Data Breaches, loss, damage, and unauthorized access, use, modification, or other misuse.

 (d)            Except as set forth in Section 3.19(d) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries have (i) to the knowledge of the Company, suffered any actual unauthorized access, including accidental or unlawful destruction, loss, alteration, disclosure of, or access to such Company Systems or Personally Identifiable Information to Company Systems or Personally Identifiable Information in its possession or control or processed on behalf of Company (“Data Breach”), (ii) received any written notice, request or other communication from any supervisory authority or any regulatory authority relating to any Data Breach or material breach or alleged material breach of their obligations under Laws related to data protection and/or privacy, (iii) received any written claim, complaint or other communication from any data subject or other person claiming a right to compensation under (or alleging breach of ) any applicable Laws related to data protection and/or privacy or a Data Breach or (iv) to the knowledge of the Company, experienced circumstances that could reasonably be expected to give rise to any of the consequences in the foregoing subclauses (i)-(iii) (inclusive).

 (e)            Each of the Company and Company Subsidiaries is and has been in material compliance with the Graham-Leach-Bliley Act and the Fair Credit Reporting Act.

3.20           Related Party Transactions. Except as set forth in Section 3.20 of the Company Disclosure Schedule, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, agreements, arrangements or understandings (other than (i) for payment of salaries and bonuses in the ordinary course of business for services rendered in the ordinary course of business, (ii) reimbursement of customary and reasonable expenses incurred on behalf of the Company and its Subsidiaries in the ordinary course of business in accordance with the bona fide expense reimbursement policies of the Company made available to the Parent, (iii) benefits due under any Company Benefit Plan and (iv) loans that are not disclosed past due, nonaccrual or troubled debt restructurings in the financial statements of the Company and its Subsidiaries that (x) were made in the ordinary course of business of the Company or its Subsidiaries, (y) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Company or its Subsidiaries and (z) did not involve more than normal risk of collectability or present other unfavorable features), between or among (a) the Company or any Company Subsidiary, on the one hand, and (b) (i) any (x) current or former director, president, vice president in charge of a principal business unit, division or function (such as sales, administration or finance), or other officer or person who performs a policy-making function, in each case, of the Company or any Company Subsidiary or (y) person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Company Common Stock or (ii) any affiliate or immediate family member of any person referenced in clause (y), on the other hand.

3.21          State Takeover Laws. The Board of Directors of the Company has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions Sections 3-602 and 3-702 of the MGCL and any similar “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law (any such laws, “Takeover Statutes”).

3.22           Reorganization. The Company has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.23          Opinion of Financial Advisor. Prior to the execution of this Agreement, the Board of Directors of the Company has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of KBW to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions and limitations set forth therein, the Exchange Ratio in the Merger is fair from a financial point of view to the holders of Company Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.24          Company Information. The information relating to the Company and its Subsidiaries which is provided by the Company or its representatives specifically for inclusion in the Proxy Statement and the S-4, or in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portion of the Proxy Statement (except for such portions thereof that relate only to the Parent or any Parent Subsidiary)

will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

3.25           Loan Portfolio.

 (a)            Except as set forth in Section 3.25(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans ”) with any borrower (each, a “Borrower”) in which the Company or any Subsidiary of the Company is a creditor which as of December 31, 2023, had an outstanding balance plus unfunded commitments, if any (collectively, the “Total Borrower Commitment”), of $100,000 or more and under the terms of which the Borrower was, as of December 31, 2023, over ninety (90) days or more delinquent in payment of principal or interest, or (ii) Loans with any director, executive officer or 5% or greater stockholder of the Company or any Company Subsidiary, or to the knowledge of the Company, any affiliate of any of the foregoing. Set forth in Section 3.25(a) of the Company Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of the Company and its Subsidiaries that, as of December 31, 2023, were classified by the Company as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of the Company or any Company Subsidiary that, as of December 31, 2023, is classified as “Other Real Estate Owned” and the book value thereof.

 (b)            Section 3.25(b) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of December 31, 2023, of each Loan of the Company or any Company Subsidiary that is structured as a participation interest in a Loan originated by another person (each, a “Loan Participation”) including with respect to each such Loan Participation, the originating lender of the related Loan, the outstanding principal balance of the related Loan, the amount of the outstanding principal balance represented by the Loan Participation and the identity of the borrower of the related Loan.

 (c)            Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, each Loan of the Company and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of the Company and its Subsidiaries as secured Loans, has been secured by valid Liens, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

 (d)            Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, each outstanding Loan of the Company or any Company Subsidiary (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of the Company and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

 (e)            None of the agreements pursuant to which the Company or any Company Subsidiary has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

 (f)            There are no outstanding Loans made by the Company or any Company Subsidiary to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of the Company or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

 (g)            Since January 1, 2021, neither the Company nor any of its Subsidiaries has been subject to any fine, suspension, settlement, contract or other understanding or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity relating to the origination, sale or servicing of mortgage or consumer Loans.

3.26          Insurance.

 (a)            The Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent and consistent with industry practice, and the Company and its Subsidiaries are in compliance in all material respects with their insurance policies, each of which is listed in Section 3.26(a) of the Company Disclosure Schedule, and are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of the Company and its Subsidiaries, the Company or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

 (b)            Section 3.26(b) of the Company Disclosure Schedule sets forth a true, correct and complete description of all bank owned life insurance (“BOLI”) owned by Company Bank or its Subsidiaries, including the value of its BOLI. The value of such BOLI is and has been fairly and accurately reflected in the most recent balance sheet included in Company Reports in accordance with GAAP.

3.27          Subordinated Indebtedness. The Company has performed, or has caused its applicable Subsidiary to perform, all of the obligations required to be performed by it and its Subsidiaries and is not in default under the terms of the indebtedness or other instruments related thereto set forth on Section 3.2 of the Company Disclosure Schedule, including any indentures, junior subordinated debentures or trust preferred securities or any agreements related thereto.

3.28          Trust Business. Except as set forth on Section 3.28 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has administered any account for which it acts as a fiduciary, including accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator, or investment advisor.

3.29           Mortgage Banking Activities. Since January 1, 2021, all Mortgage Loans have been originated, processed, underwritten, closed, funded, insured, sold or acquired, serviced and subserviced (including all loan application, loss mitigation, loan modification, foreclosure and real property administration activities), and all disclosures required by applicable law made by the Company or any Company Subsidiary in connection with the Mortgage Loans have been provided to the borrowers thereof, in each case, in accordance with all applicable law in all material respects; (ii) no Mortgage Loans were originated by any person other than the Company or one of its Subsidiaries; (iii) no fraud or material error, material omission, material misrepresentation, material mistake or similar occurrence has occurred on the part of the Company or its Subsidiaries or, to the knowledge of the Company, any third-party servicer in connection with the origination or servicing of any of the Mortgage Loans; and (iv) other than obligations to repurchase that are customary for the mortgage business, neither the Company nor any of its Subsidiaries has any obligation or potential obligation to, repurchase or re-acquire from any person any Mortgage Loan or any collateral securing any Mortgage Loan, whether by Contract or otherwise. “Mortgage Loan” means any and all Loans secured by one (1) to four (4) family residential properties, mixed use properties (but only to the extent subject to the United States Department of Housing and Urban Development’s 203(k) program), Loans secured by interests in cooperatives, condominium units and units in planned unit developments owned, originated (or in the process of origination), made, entered into, serviced or subserviced by the Company or its Subsidiaries at any time, including and real property acquired in connection with the default of any mortgage loan.

3.30            Regulatory Approvability. To the knowledge of the Company, there is no reason which would prevent obtaining all Requisite Regulatory Approvals required to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger.

3.31            No Other Representations or Warranties.

(a)             Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other person makes any express or implied representation or warranty with respect to the Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other person makes or has made any representation or warranty to Parent or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by the Company in this Article III, any oral or written information presented to Parent or any of its affiliates or representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)             The Company acknowledges and agrees that neither Parent nor any other person has made or is making any express or implied representation or warranty with respect to the Parent, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, other than those contained in Article IV.

Article IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Except (a) as disclosed in the disclosure schedule delivered by Parent to the Company concurrently herewith (the “Parent Disclosure Schedule”); provided that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Parent that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (1) any other section of this Article IV specifically referenced or cross-referenced and (2) other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections, or (b) as disclosed in any Parent Reports publicly filed with or furnished to the SEC by Parent after January 1, 2023 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any

“forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Parent hereby represents and warrants to the Company as follows:

4.1            Corporate Organization.

(a)             Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is a bank holding company duly registered with the Federal Reserve Board under the BHC Act. Parent has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Parent is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. True and complete copies of the Parent Certificate and the Parent Bylaws, as in effect as of the date of this Agreement, have previously been made available by Parent to the Company.

(b)            Parent Bank is a California state-chartered nonmember bank, validly existing and in good standing under the laws of the State of California. The deposit accounts of each Subsidiary of the Parent that is an insured depository institution are insured by the FDIC through the DIF to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due and no proceedings for the termination of such insurance are pending or threatened.

(c)            Each Subsidiary of Parent (a “Parent Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on the Parent, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of the Parent to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. There are no Subsidiaries of the Parent other than Parent Bank that have or are required to have deposit insurance. Section 4.1(c) of the Parent Disclosure Schedule sets forth a true and complete list of all Subsidiaries of the Parent as of the date hereof. True and complete copies of the organizational documents of each Parent Subsidiary as in effect as of the date of this Agreement have previously been made available by the Parent to the Company. There is no person whose results of operations, cash flows, changes in stockholders’ equity or financial position are consolidated in the financial statements of the Parent other than the Parent Subsidiaries.

4.2            Capitalization.

(a)             As of the date of this Agreement, the authorized capital stock of Parent consists of 150,000,000 shares of Parent Common Stock. As of the date hereof, there are (i) 120,611,359 shares of Parent Common Stock issued and outstanding, including approximately 1,234,311 shares granted in respect of outstanding awards of restricted Parent Common Stock, and (ii) approximately 246,233 shares of Parent Common Stock issued or reserved for issuance and future grants under Parent equity incentive plans. As of the date of this Agreement, except as set forth in the immediately preceding sentence, there are no other shares of capital stock or other equity securities of Parent issued, reserved for issuance or outstanding.

(b)             All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of Parent may vote. Except as set forth on Section 4.2(a) of the Parent Disclosure Schedule, no trust preferred or subordinated debt securities of Parent are issued or outstanding. As of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, or valued by reference to, shares of capital stock or other equity or voting securities of or ownership interest in Parent, or contracts, commitments, understandings or arrangements by which Parent may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in Parent, or that otherwise obligate Parent to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing. There are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Parent Common Stock or other equity interests of Parent.

(c)            Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Parent Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. § 55 or any comparable provision of applicable federal or state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Parent Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3            Authority; No Violation.

(a)             Parent has full corporate power and authority to execute and deliver this Agreement and, subject to the stockholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Merger and the Bank Merger) have been duly and validly approved by the Board of Directors of Parent. Except for the adoption and approval of the Bank Merger Agreement by Parent as Parent Bank’s sole shareholder (the “Parent Approval”), no other corporate proceedings on the part of Parent (including any vote of the stockholders of Parent) are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of Parent Common Stock to be issued in the Merger have been validly authorized and, when issued, will be validly issued, fully paid and nonassessable, and no current or past stockholder of Parent will have any preemptive right or similar rights in respect thereof.

(b)             Neither the execution and delivery of this Agreement by Parent, nor the consummation by Parent of the transactions contemplated hereby, including the Merger and the Bank Merger, nor compliance by Parent with any of the terms or provisions hereof, will (i) violate any provision of the Parent Certificate, the Parent Bylaws, or (ii) assuming that the consents and approvals referred to in Section 4.4 and the Parent Approval is duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any Parent Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any Parent Subsidiary is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (ii) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

(c)            The Board of Directors of Parent Bank has approved the Bank Merger Agreement. The Parent, as the sole shareholder of Parent Bank, has approved the Bank Merger Agreement, and the Bank Merger Agreement has been duly executed by Parent Bank and (assuming due authorization, execution and delivery by the Company Bank) constitutes a valid and binding obligation of Parent Bank, enforceable against Parent Bank in accordance with its terms (except in all cases as may be limited by the Enforceability Exceptions).

4.4            Consents and Approvals. Except for (a) the filing of applications, filings and notices with the Nasdaq Stock Exchange, (b) the filing of applications, filings and notices, as applicable, with any Governmental Entity and approval of such applications, filings and notices, including the Requisite Regulatory Approvals, (c) the filing with the SEC of the Proxy Statement and the S-4 in which the Proxy Statement will be included as a prospectus, and declaration by the SEC of the effectiveness of the S-4, (d) the filing of the Maryland Articles of Merger with the Maryland Secretary pursuant to the MGCL and the Delaware Certificate of Merger with the Delaware Secretary pursuant to the DGCL, and the filing of the Bank Merger Certificates, (e) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement and (f) the approval of the listing of such Parent Common Stock on the Nasdaq Stock Exchange, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution and delivery by Parent of this Agreement, (ii) the consummation by Parent of the Merger and the other transactions contemplated hereby (including the Bank Merger), (iii) the execution and delivery by the Parent Bank of the Bank Merger Agreement or (iv) the consummation by the Parent Bank of the Bank Merger. As of the date hereof, Parent is not aware of any reason why the necessary approvals and consents from the applicable Governmental Entities will not be received in order to permit consummation of the Merger and the Bank Merger on a timely basis.

4.5            Reports.

(a)             Parent and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2021 with any Governmental Entities, including, without limitation, any report, registration or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Governmental Entities, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent. Subject to Section 9.14, (i) other than normal examinations conducted by a Governmental Entity in the ordinary course of business of Parent and its Subsidiaries, no

Governmental Entity has initiated or has pending any proceeding or, to the knowledge of Parent, investigation into the business or operations of Parent or any Parent Subsidiary since January 1, 2021, (ii) there is no unresolved violation, criticism, or exception by any Governmental Entity with respect to any report or statement relating to any examinations or inspections of Parent or any Parent Subsidiary, and (iii) there have been no formal or informal inquiries by, or disagreements or disputes with, any Governmental Entity with respect to the business, operations, policies or procedures of Parent or any Parent Subsidiary since January 1, 2021, in the case of each of clauses (i) through (iii), which is or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

(b)             An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since January 1, 2021 by Parent pursuant to the Securities Act or the Exchange Act (the “Parent Reports”) is publicly available. Since January 1, 2021, no such Parent Report as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, since January 1, 2021, all Parent Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Parent Reports.

4.6            Financial Statements.

(a)             The financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Since January 1, 2021, no independent public accounting firm of Parent has resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent as a result of, or in connection with, any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. The financial statements of Parent Bank included in the consolidated reports of condition and income (call reports) of Parent Bank complied, as of their respective dates of filing with the FDIC, in all material respects with applicable accounting requirements and with the published instructions of the Federal Financial Institutions Examination Council with respect thereto.

(b)             Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, neither Parent nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Parent included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (including any notes thereto) and for liabilities incurred in the ordinary course of business since December 31, 2023, or in connection with this Agreement and the transactions contemplated hereby.

(c)            The records, systems, controls, data and information of Parent and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Parent or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Parent. Parent (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to ensure that material information relating to Parent, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s outside auditors and the audit committee of Parent’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) promulgated under the Exchange Act) which would reasonably be expected to adversely affect Parent’s ability to record, process, summarize and report financial information, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. Any such disclosures were made in writing by management to Parent’s auditor and audit committee and true, correct and complete copies of such disclosures have been made available to the Parent. To the knowledge of Parent, there is no reason to believe that Parent’s chief executive officer and chief financial officer will not be able to give the certifications required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due and for as long as this Agreement continues in existence.

(d)             Since January 1, 2021, (i) neither Parent nor any Parent Subsidiary, nor, to the knowledge of Parent, any director, officer, auditor, accountant, or representative of Parent or any Parent Subsidiary, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Parent or any Parent Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any Parent Subsidiary has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Parent or any Parent Subsidiary, whether or not employed by Parent or any Parent Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to the Board of Directors of Parent or any committee thereof or to the knowledge of Parent, to any director or officer of Parent.

4.7      Broker’s Fees. With the exception of the engagement of D.A. Davidson & Co. (“Davidson”), neither the Parent nor any Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or the other transactions contemplated by this Agreement. Parent has disclosed to the Company as of the date hereof the aggregate fees provided for in connection with the engagement by Parent of Davidson related to the Merger and the other transactions contemplated hereby.

4.8      Absence of Certain Changes or Events.

(a)             Since December 31, 2023, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

(b)             Except as set forth on Section 4.8(b) of the Parent Disclosure Schedule and in connection with the transactions contemplated by this Agreement, since December 31, 2023, Parent and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business.

4.9            Legal Proceedings.

(a)             Except as disclosed on Section 4.9(a) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is a party to any, and there are no pending or, to the knowledge of Parent, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Parent or any Parent Subsidiary or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b)            There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Parent, any of its Subsidiaries or the assets of Parent or any Parent Subsidiary (or that, upon consummation of the Merger, would apply to Parent or any of its affiliates) that would reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole.

(c)            No claims are outstanding under any of Parent or its Subsidiaries’ insurance policies that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

(d)            No claims are outstanding against Parent and its Subsidiaries for indemnification that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

4.10            Taxes, Tax Returns, and Employee Benefits.

(a)            All material Taxes of Parent and its Subsidiaries that are due have been fully and timely paid or adequate reserves therefor have been made on the financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent Reports (including the related notes, where applicable). Neither Parent nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending proceedings regarding any material Tax of Parent and its Subsidiaries or the assets of Parent and its Subsidiaries which have not been paid, settled or withdrawn or for which adequate reserves have not been established.

(b)            Except as would not reasonably be expected to have a Material Adverse Effect on Parent, each Parent Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. For purposes of this Agreement, “Parent Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, retirement, savings, supplemental retirement, restoration, retention, bonus, employment, change in control, termination or severance plans, programs, agreements or arrangements that are maintained, contributed to or sponsored by, or required to be contributed to, Parent or any Parent Subsidiary for the benefit of any current or former employee, officer, director or individual independent contractor of Parent or any Parent Subsidiary or any of their respective dependents or beneficiaries.

(c)            Except as would not reasonably be expected to have a Material Adverse Effect on Parent, (i) the IRS has issued a favorable determination letter, with respect to each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Parent Qualified Plans”) and the related trust, or such Parent Qualified Plan is entitled to rely on an IRS opinion or advisory letter, (ii), no such determination or opinion or advisory letter has been revoked (nor to the knowledge of Parent has revocation been threatened), and, (iii) to the knowledge of Parent, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Parent Qualified Plan or the related trust.

(d)            Except as would not reasonably be expected to have a Material Adverse Effect on Parent, (i) with respect to any defined benefit pension plan of the Parent (the “Parent Defined Benefit Pension Plan”), there has been no event or condition which presents a material risk of termination of the Parent Defined Benefit Pension Plan by the Pension Benefit Guaranty Corporation, and no circumstances exist that constitute grounds under Section 4042 of ERISA entitling the Pension Benefit Guaranty Corporation to institute any such proceeding, and (ii) no accumulated funding deficiency (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, exists with respect to the Parent Defined Benefit Pension Plan, nor has there been any lien imposed under Section 412(n) of the Code with respect to the Parent Defined Benefit Pension Plan.

4.11            Compliance with Applicable Law. Parent and each of its Subsidiaries hold, and have held at all times since January 1, 2021, all charters, licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, and, to the knowledge of the Parent, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Parent and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable Law of any Governmental Entity relating to Parent or any Parent Subsidiary, including, without limitation, all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the CRA, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other Law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, the Federal Deposit Insurance Corporation Improvement Act, and all agency requirements relating to the origination, funding, sale and servicing of mortgage, installment and consumer loans, except for violations or defaults that have not had, and would not have, either individually or in the aggregate, a Material Adverse Effect on Parent. Each of Parent’s Subsidiaries that is an insured depository institution is “well-capitalized” (as that term is defined in the relevant regulation of the institution’s primary federal bank regulator) and has a CRA rating of “satisfactory” and there are no facts or circumstances (and such Subsidiary has not been advised of any such facts or circumstances) that exist that would cause such Subsidiary to be deemed: (i) not to be in satisfactory compliance in any material respect with CRA, and the regulations promulgated thereunder; or (ii) not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder. Neither Parent nor any Subsidiary has been informed that its status as “well-capitalized” or “satisfactory” for CRA purposes, as applicable, will change within one year. Without limitation, none of Parent or any of its Subsidiaries, or to the knowledge of the Parent, no director, officer, employee, agent or other person acting on behalf of Parent or any Parent Subsidiary has, since January 1, 2019, directly or indirectly, (a) used any funds of Parent or any Parent Subsidiary for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Parent or any Parent Subsidiary, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (d) established or maintained any unlawful fund of monies or other assets of Parent or any Parent Subsidiary, (e) made any fraudulent entry on the books or records of Parent or any Parent Subsidiary, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Parent or any Parent Subsidiary, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Parent or any Parent Subsidiary, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent: since January 1, 2019, (i) Parent and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (ii) none of Parent, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.

4.12            Agreements with Governmental Entities. Subject to Section 9.14, neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, supervisory agreement, consent agreement or memorandum of understanding or similar agreement in effect with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2021, a recipient of any supervisory letter from, or since January 1, 2021, has adopted any policies, procedures or board resolutions at the request or suggestion of any Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Parent Disclosure Schedule, a “Parent Regulatory Agreement”), nor has Parent or any Parent Subsidiary been advised in writing or, to the knowledge of Parent, orally, since January 1, 2021, by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Parent Regulatory Agreement, nor does Parent believe that any such Parent Regulatory Agreement is likely to be initiated, ordered or requested. Parent and its Subsidiaries are in compliance in all material respects with each Parent Regulatory Agreement to which it is a party or is subject. Parent and its Subsidiaries have not received any notice from any Governmental Entity indicating that Parent or its Subsidiaries is not in compliance in any material respect with any Parent Regulatory Agreement.

4.13            Reorganization. Parent has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.14            Parent Information. The information relating to Parent and its Subsidiaries to be contained in the Proxy Statement and the S-4, and the information relating to Parent and its Subsidiaries that is provided by Parent or its representatives for inclusion in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement (except for such portions thereof that relate only to the Company or any Company Subsidiary) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate only to the Company or any Company Subsidiary) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.15            Regulatory Approvability. To the knowledge of Parent, there is no reason which would prevent obtaining all Requisite Regulatory Approvals required to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger.

4.16            No Other Representations or Warranties.

(a)             Except for the representations and warranties made by Parent in this Article IV, neither Parent nor any other person makes any express or implied representation or warranty with respect to Parent, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor any other person makes or has made any representation or warranty to the Company or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Parent, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Parent in this Article IV, any oral or written information presented to the Company or any of its affiliates or representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

 Parent acknowledges and agrees that neither the Company nor any other person has made or is making any express or implied representation or warranty with respect to the Company, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial and otherwise) or prospects, other than those contained in Article III.

Article V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1            Conduct of Business Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement, required by law or any Governmental Entity or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), each party shall, and shall cause each of its Subsidiaries to, (a) use commercially reasonable efforts to conduct its respective businesses in the ordinary course in all material respects consistent with past practices and maintain and preserve intact its business organization, employees and advantageous business relationships, and (b) take no action that would reasonably be expected to adversely affect or materially delay the ability to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby or to consummate the transactions contemplated hereby on a timely basis.

5.2            Company Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in Section 5.2 of the Company Disclosure

Schedule, except as expressly contemplated or permitted by this Agreement or as required by Law or required or requested by any Governmental Entity, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed):

(a)            incur any indebtedness for borrowed money (other than indebtedness of the Company or any of its wholly owned Subsidiaries to the Company or any Company Subsidiary) or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity; provided, however, the following business activities shall not be prohibited by this Section 5.2 so long as they are undertaken in the ordinary course of the Company’s business: (i) the creation of deposit liabilities, issuances of letters of credit, and sales of certificates of deposit, and (ii) purchases of federal funds or borrowings from either the Federal Reserve Bank of San Francisco or the Federal Home Loan Bank, in each case with a maturity not in excess of six (6) months;

(b)            (i) adjust, split, combine or reclassify any capital stock, or (ii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) dividends paid by any of the Subsidiaries of the Company to the Company or any of its wholly owned Subsidiaries, (B) regular quarterly cash dividends on shares of Company Common Stock of $0.01 per share, or (C) the acceptance of shares of Company Common Stock as payment for the exercise price or withholding Taxes incurred in connection with the exercise, vesting or settlement of Company RSU Awards);

(c)            grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or

(d)            issue, sell or otherwise permit to become outstanding any additional shares of capital stock, voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock, voting securities or equity interests, including any securities of the Company or any Company Subsidiary, or any options, warrants, or other rights of any kind to acquire any shares of capital stock, voting securities or equity interest, including any securities of the Company or any Company Subsidiary, except pursuant to the settlement of Company RSU Awards in accordance with their terms;

(e)            sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties, deposits or assets or any business to any individual, corporation or other entity other than a wholly owned Subsidiary, or cancel, release or assign any indebtedness of any such person or any claims against any such person, in each case other than in the ordinary course of business, including any debt collection or foreclosure transactions, or pursuant to contracts or agreements in force at the date of this Agreement;

(f)            except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, or except securities investments in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, purchase of any property or assets of any person merger or consolidation, or formation of a joint venture or otherwise) any other person or the property, deposits or assets of any other person, in each case other than a wholly owned Subsidiary of the Company;

(g)            except in the ordinary course of business (i) terminate, materially amend, or waive any material provision of, any Company Contract; make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, other than normal renewals of contracts and leases without material adverse changes of terms to the Company, (ii) or enter into any contract that would constitute a Company Contract if it were in effect on the date of this Agreement;

(h)            except as required by the terms of any Company Benefit Plan, (i) enter into, adopt, or terminate any Company Benefit Plan or arrangement that would be a Company Benefit Plan if in effect on the date hereof, (ii) increase the compensation payable to any employee, officer, director, or independent contractor, except with respect to employees who are not officers and whose target total annual compensation is not in excess of $100,000, for annual base salary or wage increases in the ordinary course of business (including in connection with a promotion or change in responsibilities and to a level consistent with similarly situated peer employees), that do not exceed, with respect to any individual, four percent (4%) of such individual's base salary or wage rate in effect as of the date hereof, (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation, (v) grant or accelerate the vesting of any equity or equity-based awards or other compensation, (vi) negotiate or enter into any new, or amend any existing, employment, severance, change in control, retention, bonus guarantee, collective bargaining agreement or similar agreement or arrangement, (vii) fund any rabbi trust or similar arrangement, (viii) terminate the employment or services of any officer or any employee whose target total annual compensation is greater than $50,000, other than for cause (as determined in the ordinary course of business and consistent with past practice), (ix) hire or promote any officer or any employee, independent contractor or consultant who has target total annual compensation greater than $100,000, (x) waive, release or limit any Restrictive Covenant obligation of any current or former employee or contractor of Company or any Company Subsidiary, or (xi) extend the term of any employment agreement, other than in the ordinary course of business consistent with past practice;

(i)            settle any material claim, suit, action or proceeding, except (i) in the ordinary course of business in an amount and for consideration not in excess of $100,000 individually or in the aggregate, and that would not impose any material restriction on the business of Company or its Subsidiaries of, after the Effective Time, the Surviving Corporation or (ii) such material claim, suit, action or proceeding where Company or its Subsidiaries is the plaintiff;

(j)            take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(k)            amend the Company Charter or Company Bylaws or comparable governing documents of its Subsidiaries;

(l)            merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any such Subsidiaries;

(m)            materially restructure or materially change its investment securities, derivatives, wholesale funding or BOLI portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any security rated below investment grade, except as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any Governmental Entity or requested by a Governmental Entity;

(n)            take any action that is intended or expected to result in any of the conditions to the Merger set forth in Section 7.1 or Section 7.2 not being satisfied or be a material violation of any provision of this Agreement;

(o)            implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any Governmental Entity;

(p)            (i) enter into any new line of business or (ii) make, renegotiate, renew, increase, extend, modify or purchase any Loan, other than in accordance with Company Bank's loan policies and procedures in effect as of the date hereof, provided however, that the prior notification and approval of Parent is required for any loan made pursuant to this Section 5.2(p) that is $2.0 million or greater;

(q)            make any material changes in policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling servicing, buying or selling rights to service Loans, (ii) investment, deposit pricing, risk and asset liability management or other banking and operating matters (including any change in the maximum ratio or similar limits as a percentage of capital exposure applicable with respect to the loan portfolio or any segment thereof) or (iii) hedging, in each case, except as required by Law or requested by a Governmental Entity;

(r)            make, or commit to make, any capital expenditures (other than those set forth in the Company’s capital budget which has been made available to Parent) in excess of $75,000 individually or $250,000 in the aggregate;

(s)            make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any amended material Tax Return, settle or compromise any Tax liability, audit, dispute, claim or assessment or agree to an extension or waiver of the limitation period to any material Tax audit, dispute, claim or assessment, grant any power of attorney with respect to material Taxes, surrender any right to claim a refund of material Taxes, or enter into any closing agreement with respect to Taxes;

(t)            schedule, make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

(u)            materially reduce the amount of insurance coverage or fail to renew any material existing insurance policy, in each case, with respect to the key employees, properties or assets;

(v)            without providing concurrent notice to Parent, undertake any response, action, or customer or public communication with regard to (i) any event resulting in unauthorized access to or the disruption or misuse of an information system or information stored on an information system, including but not limited to such information pertaining to the Company’s or its Subsidiaries’ customers, or (ii) any ransomware event;

(w)            other than in consultation with Parent, schedule, conduct, or participate in any earnings calls or analyst meetings; or

(x)            agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

5.3            Parent Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in Section 5.3 of the Parent Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by Law or requested or required by any Governmental Entity, Parent shall not, and shall not permit any of its Subsidiaries (to the extent applicable below) to, without the prior written consent of Company (such consent not to be unreasonably withheld, conditioned or delayed):

(a)              amend the Parent Certificate or the Parent Bylaws in a manner that would materially and adversely affect the holders of Company Common Stock, or adversely affect the holders of Company Common Stock relative to other holders of Parent Common Stock;

(b)             (i) adjust, split, combine or reclassify any capital stock of Parent, or (ii) make, declare or pay any extraordinary dividend, or make any other extraordinary distribution on, any shares of Parent Common Stock;

(c)             merge or consolidate itself or any of its Subsidiaries that are “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC with any other person, or restructure, reorganize or completely or partially liquidate or dissolve itself or any such Subsidiaries;

(d)             enter into agreements with respect to, or consummate, any mergers or business combinations, or any acquisition of any other person or business, that would reasonably be expected to prevent, impede or materially delay the consummation of the Merger;

(e)             take any action that is intended or expected to result in any of the conditions to the Merger set forth in Section 7.1 or Section 7.3 not being satisfied or be a violation of any provision of this Agreement;

(f)              take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(g)             agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.3.

Article VI

ADDITIONAL AGREEMENTS

6.1            Regulatory Matters.

(a)            Promptly after the date of this Agreement, Parent and Company shall prepare and file with the SEC the Proxy Statement and Parent shall prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus. The parties shall use reasonable best efforts to make such filings are made within forty-five (45) calendar days of the date of this Agreement. Prior to filing with the SEC, Parent will make available to Company drafts of the Proxy Statement, the S-4 and any other documents to be filed with the SEC, both preliminary and final, and drafts of any amendment or supplement to the Proxy Statement, the S-4 or such other documents and will provide Company with a reasonable opportunity to comment on such drafts and shall consider such comments in good faith. The parties shall cooperate to promptly respond to any comments of the SEC on the Proxy Statement or the S-4. Each of Parent and the Company shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the S-4 effective for so long as necessary to consummate the transactions contemplated by this Agreement, and the Company shall thereafter as promptly as practicable mail or deliver the Proxy Statement to its stockholders. Parent shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action.

(b)              The parties hereto shall, and shall cause its Subsidiaries to, cooperate with each other and use their reasonable best efforts to take all actions necessary, proper or advisable to promptly prepare and file, or cause to be prepared and filed, all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable (i) all permits, consents, approvals and authorizations of all third parties, (ii) all Requisite Regulatory Approvals of the Governmental Entities, which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such Requisite Regulatory Approvals of all such Governmental Entities. Without limiting the generality of the foregoing, as soon as practicable and in no event later than forty-five (45) business days after the date of this Agreement (the “Regulatory Filing Period”), Parent and the Company shall, and shall cause their respective Subsidiaries to, each prepare and file any applications, notices and filings required to be filed with the Governmental Entities in order to obtain the Requisite Regulatory Approvals; provided, however that either party has the right to extend this Regulatory Filing Period for an additional fifteen (15) business days if it believes in good faith that the applications, notices and filings required to obtain Requisite Regulatory Approvals are likely to be completed and filed during such fifteen (15) business day period. Parent and the Company shall each use, and shall each cause their applicable Subsidiaries to, use commercially reasonable best efforts to obtain each such Requisite Regulatory Approval as promptly as reasonably practicable. Parent and the Company shall have the right to review in advance and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to the Company or Parent, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party, or Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby. As used in this Agreement, the “Requisite Regulatory Approvals” shall mean all regulatory authorizations, permits, consents, orders or approvals (and the expiration or termination of all statutory waiting periods in respect thereof) required to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, from (i) the Governmental Entities, including, without limitation, the Federal Reserve Board, the FDIC, the Division of Financial Institutions, Department of Commerce and Consumer Affairs, State of Hawaii, and the California Department of Financial Protection and Innovation, and (ii) any other approvals set forth in Sections 3.4 and 4.4 that are necessary to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, or those other authorizations, consents, orders or approvals the failure of which to be obtained would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Surviving Corporation.

(c)              Each of Parent and the Company shall use its reasonable best efforts to respond to any request for information from a Governmental Entity and resolve any objection that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, nothing contained in this Agreement shall be deemed to require Parent or the Company or any of their respective Subsidiaries, and none of Parent, the Company or any of their respective Subsidiaries shall be permitted (without the prior written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction that would reasonably be expected to have a Material Adverse Effect on the Parent and its Subsidiaries, taken as a whole, or the Surviving Corporation and its Subsidiaries, taken as a whole, after giving effect to the Merger and the Bank Merger (a “Materially Burdensome Regulatory Condition”).

(d)            To the extent permitted by applicable law and subject to the terms of Section 9.14 of this Agreement, Parent and the Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the S-4 and any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

(e)             To the extent permitted by applicable law, Parent and the Company shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed.

(f)            Each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences and provided that each party shall promptly advise the other party with respect to substantive matters that are addressed in any meeting or conference with any Governmental Entity which the other party does not attend or participate in, to the extent permitted by such Governmental Entity and applicable law.

6.2            Access to Information.

(a)             Upon reasonable notice and subject to applicable Law, for the purposes of verifying the representations and warranties of the Company and preparing for the Merger and the other matters contemplated by this Agreement, the Company shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the Parent, access, during normal business hours during the period prior to the Effective Time, to all of its properties, books, contracts, commitments, personnel, information technology systems, and records, and each party shall cooperate with the other party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally, and, during the period prior to the Effective Time, the Company shall, and shall cause its Subsidiaries to, make available to Parent (i) a copy of each report, schedule, registration statement, comment letter and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents that the Company is not permitted to disclose under applicable law), and (ii) all other information concerning its business, properties and personnel as Parent may reasonably request. Notwithstanding the foregoing, the Company and its respective Subsidiaries shall not be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of the Company’s, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b)             Each of Parent and the Company shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, executed as of September 26, 2023, between Parent and the Company (the “Confidentiality Agreement”).

(c)             No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein.

6.3            Approvals of Company Stockholders.

(a)            The Company shall call, give notice of, establish a record date, convene and hold a meeting of its stockholders (“Company Meeting”) as soon as reasonably practicable, but in no event later than sixty (60) days, after the S-4 is declared effective for the purpose of obtaining the Requisite Company Vote required in connection with this Agreement and the Merger and, if so desired and mutually agreed, upon other matters of the type customarily brought before an annual or special meeting of stockholders to approve a merger agreement.

(b)            The Company shall use its reasonable best efforts to obtain from its stockholders the Requisite Company Vote, including by communicating to its stockholders the recommendation of its Board of Directors (and including such recommendation in the Proxy Statement) that they approve and declare advisable this Agreement and the transactions contemplated hereby (the “Board Recommendation”) and soliciting proxies from the Company’s stockholders in favor of the Company Merger. Subject to Section 6.3(c), the Company and its Boards of Directors shall not (i) withhold, withdraw, modify or qualify in a manner adverse to Parent the Board Recommendation, (ii) fail to make the Board Recommendation in the Proxy Statement, (iii) adopt, approve, recommend or endorse an Acquisition Proposal or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (iv) fail to publicly and without qualification (A) recommend against any Acquisition Proposal, or (B) reaffirm the Board Recommendation in each case within ten (10) business days (or such fewer number of days as remains prior to the stockholder meeting, after an Acquisition Proposal is made public or any request by the other party to do so), or (v) publicly propose to do any of the foregoing (any of the foregoing, a “Recommendation Change”).

(c)            Subject to Section 8.1 and Section 8.2, if the Board of Directors of the Company, after receiving the advice of its outside legal counsel and, with respect to financial matters, its outside financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the Board Recommendation, the Board of Directors of the Company may, prior to the receipt of the Requisite Company Vote, submit this Agreement to its stockholders without recommendation (which, for the avoidance of doubt, shall constitute a Recommendation Change) (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event such Board of Directors may communicate the basis for its lack of a recommendation to its stockholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided, that the Board of Directors of the company may not take any actions under this sentence unless (i) such action is taken in response to an Acquisition Proposal that is not withdrawn as of the time of taking such action and such Acquisition Proposal which the Board of Directors concludes in good faith, after consultation with its financial and legal advisors, constitutes a Superior Proposal and did not result from a breach of Section 6.11, and (ii) the Board of Directors of the Company (A) gives the Parent at least five (5) business days' prior written notice of its intention to take such action and a reasonable description of the events or circumstances giving rise to its determination to take such action (including its basis for determining that such Acquisition Proposal constitutes a Superior Proposal and the latest material terms and conditions of, and the identity of the third party making, any such Acquisition Proposal, or any amendment or modification thereof), (B) during such five (5) business day period, considers and negotiates (and has caused its Representatives to consider and negotiate) with Parent in good faith (to the extent that Parent desires to so negotiate) regarding any adjustments or modifications to the terms and conditions of this Agreement, and (C) at the end of such notice period, takes into account any amendment or modification to this Agreement proposed by the other party (if applicable) and, after receiving the advice of its outside legal counsel and, with respect to financial matters, its outside financial advisors, determines in good faith that (x) it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the Board Recommendation, as the case may be, and (y) such Acquisition Proposal continues to constitute a Superior Proposal. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3(c) and will require a new determination and notice period as referred to in this Section 6.3(c).

(d)            The Company shall adjourn or postpone the Company Meeting if, as of the time for which such meeting is originally scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting or if on the date of such meeting the Company has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Company Vote; provided, however, that the Company shall not be required to adjourn or postpone the Company Meeting more than two (2) times, for aggregate adjournments or postponements exceeding sixty (60) calendar days. During the period that the Company Meeting has been adjourned or postponed, and subject to the terms and conditions of this Agreement, the Company shall continue to use reasonable best efforts to solicit proxies from its stockholders in order to obtain the Requisite Company Vote. Notwithstanding anything to the contrary herein, but subject to the obligation to adjourn or postpone such meeting as set forth in the immediately preceding sentence, unless this Agreement has been terminated in accordance with its terms, the Company Meeting shall be convened and this Agreement shall be submitted to the stockholders of Company at the Company Meeting, and nothing contained herein shall be deemed to relieve the Company of such obligation.

6.4            Legal Conditions to Merger. Subject in all respects to Section 6.1 of this Agreement, each of Parent and the Company shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal and regulatory requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and the Bank Merger and, subject to the conditions set forth in Article VII, to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by the Company or Parent or any of their respective Subsidiaries in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

6.5            Stock Exchange Listing.

(a)            Parent shall cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the Nasdaq Stock Exchange, subject to official notice of issuance, prior to the Effective Time.

(b)            Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of the Nasdaq Stock Exchange to enable the delisting by the Surviving Corporation of Company Common Stock from the Nasdaq Stock Exchange and the deregistration of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

6.6            401(k) Plan. Prior to the Closing Date, the Company shall (i) amend the 401(k) Plan to eliminate the right to invest in employer securities no later than the day before the Closing Date and (ii) provide written notice to employees of the same (including any notice required by applicable law), in each case the form and substance of which shall be subject to the prior written approval of Parent, which will not be unreasonably withheld If Parent requests in writing at least twenty (20) business days prior to the Closing, the Company shall (i) terminate the 401(k) Plan effective as of the date immediately preceding the Closing Date and (ii) prior to the Effective Time, provide Parent with resolutions adopted by the

Company’s Board of Directors terminating the 401(k) Plan, the form and substance of which shall be subject to the prior written approval of Parent, which will not be unreasonably withheld.

6.7            ESOP Matters.

(a)            As soon as practicable after notice of the Company Meeting is delivered to the Company’s stockholders, the Company will request that the trustees of the ESOP and the 401(k) Plan take all necessary action required by the respective plan documents, and for the ESOP in accordance with Section 409(e)(2) of the Code, to conduct a pass-through vote of the participants and beneficiaries to direct the respective trustee as to the manner in which the Company Common Stock and are allocated to the account of such participant or beneficiary are to be voted. In no event will Parent or the Company be entitled to receive any information identifying how any individual participant directed the trustees to vote the shares allocated to such participant’s account. The Company will further request the trustee of the ESOP and the 401(k) Plan to provide to Parent for review and comment, reasonably in advance of the pass-through votes, but in any event at least ten (10) business days prior to distribution thereof to the plan participants, all materials (including the information statement and any similar disclosure materials) prepared by the Company and approved by the plan trustees proposed to be disclosed to the participants in connection with the pass-through votes, and the Company shall incorporate any comments reasonably proposed by Parent thereto. and the plan trustees shall take all actions necessary to comply with voting requirements of the ESOP, the 401(k) Plan, the Code and applicable law for the required approvals of the consummation of the transactions contemplated by this Agreement in advance of the Company Meeting.

(b)            Prior to the Effective Time, the Company shall amend the ESOP, as reasonably acceptable to Parent, to permanently discontinue contributions to and terminate the ESOP, contingent upon the occurrence of the Closing and effective as of the date immediately preceding the Closing Date (the “ESOP Amendment”). The ESOP Amendment shall provide that the accounts of all participants in the ESOP shall become fully vested upon termination of the ESOP, and that each share of Company Common Stock held in the ESOP shall be converted into the right to receive, without interest, the Merger Consideration. Notwithstanding anything herein to the contrary, the Company may continue to accrue and make contributions to the ESOP, subject to applicable deduction and annual allocation limitations, from the date of this Agreement through the termination date of the ESOP in an amount sufficient to cover (but not to exceed) the loan payments which become due in the ordinary course on the outstanding ESOP Loan to the ESOP prior to the termination of the ESOP and, at the discretion of the Company, may make a pro-rated payment on the ESOP Loan for the plan year during with the Closing occurs through and including the end of the calendar month immediately preceding the Closing, prior to the termination of the ESOP.

(c)            To the extent not filed by the Company before the Closing Date, as soon as administratively practicable following the Closing Date, Parent shall submit an application to the IRS requesting a favorable determination with respect to the amendment and termination of the ESOP (the “ESOP Determination Letter”). The ESOP Amendment shall provide that participants have the right to receive partial distributions of up to 50% of the account balances credited to the ESOP participants as of the Closing Date, taking into account the Merger Consideration received by the ESOP, as soon as administratively practicable after the Closing Date, with the remaining portion to be distributed as soon as administratively practicable after receipt by Parent of the ESOP Determination Letter.

(d)            Immediately prior to the Effective Time, a portion of the ESOP Unallocated Shares, having an aggregate value of outstanding balance of the ESOP Loan as of the Effective Time, shall be exchanged in satisfaction of the ESOP Loan. In the event that the aggregate value of the ESOP Unallocated Shares is less than outstanding balance of the ESOP Loan at the Effective Time, all ESOP Unallocated Shares will be transferred to the Company in satisfaction of the ESOP Loan which shall be deemed to have been paid in full. All remaining shares of Company Common Stock owned by the ESOP shall be eligible to be converted into the right to receive the Merger Consideration pursuant to Article I and allocated in accordance with the terms of the ESOP and the ESOP Amendment.

(e)            Following the Closing, all costs and expenses of the ESOP, including the ESOP Trustee’s fees and the legal, accounting and recordkeeping (and including any fees and costs related to post-Closing audits and any liabilities imposed as a result thereof) and other administrative fees and expenses of the ESOP, resulting from the liquidation of the ESOP and the distribution of funds from the ESOP, will be paid by the ESOP to the extent permissible.

(f)            As soon as administratively practicable following receipt of the ESOP Determination Letter, the Parent, in its capacity as plan sponsor, shall cause the trustee of the ESOP to make, and the trustee of the ESOP shall make, distributions from the ESOP until all remaining account balances of the ESOP participants and beneficiaries have been distributed and the ESOP shall be liquidated.

6.8            Indemnification; Directors’ and Officers’ Insurance.

(a)             From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless, to the extent (subject to applicable law) such persons are indemnified as of the date of this Agreement by the Company pursuant to the Company Charter, Company Bylaws, the governing or organizational documents of any Subsidiary of the Company, or any indemnification agreements in existence as of the date hereof that have been disclosed to Parent, each present and former director or officer of the Company and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Company Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director or officer of the Company or any Company Subsidiary and pertaining to matters, acts or omissions existing or occurring at or prior to the Effective Time, including matters, acts or omissions occurring in connection with the approval of this Agreement and the transactions contemplated by this Agreement and Parent shall also advance expenses as incurred by such Company Indemnified Party to the fullest extent permitted by applicable law; provided that to the extent any expenses are advanced to a Company Indemnified Party, such party provides an undertaking to repay such advances if it is ultimately determined that such Company Indemnified Party is not entitled to indemnification. Parent shall reasonably cooperate with the Company Indemnified Party, and the Company Indemnified Party shall reasonably cooperate with Parent, in the defense of any such claim, action, suit, proceeding or investigation.

(b)             For a period of six (6) years after the Effective Time, the Surviving Corporation shall maintain in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims against the present and former officers and directors of the Company or any Company Subsidiary arising from facts or events which occurred at or before the Effective Time; provided that Parent shall not be obligated to expend, on an annual basis, an amount in excess of 250% of the current annual premium paid as of the date hereof by the Company for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then Surviving Corporation shall cause to be maintained policies of insurance which, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, the Company, in consultation with, but only upon obtaining the consent of, Parent, may (and at the request of Parent, the Company shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six-year pre-paid “tail” policy under the Company’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap. If Parent or the Company purchases such a “tail policy,” Parent shall not have any further obligations under this Section 6.8(b) other than to maintain such pre-paid “tail policy” in full force and effect and continue to honor its obligations thereunder.

(c)             The obligations of Parent and the Company under this Section 6.8 shall not be terminated or modified after the Effective Time in a manner so as to adversely affect any Company Indemnified Party or any other person entitled to the benefit of this Section 6.8 without the prior written consent of the affected Company Indemnified Party or affected person.

(d)             The provisions of this Section 6.8 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party and his or her heirs and representatives. If the Surviving Corporation or any of its successors or assigns will consolidate with or merge into any other entity and not be the continuing or surviving entity of such consolidation or merger, transfer all or substantially all of its assets or deposits to any other entity or engage in any similar transaction, then in each case to the extent the obligations set forth in this Section 6.8 are not otherwise transferred and assumed by such successors and assigns by operation of law or otherwise, the Surviving Corporation will cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 6.8.

6.9            Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of Parent, on the one hand, and a Subsidiary of the Company, on the other) or to vest Parent or the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger or the Bank Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Parent.

6.10            Advice of Changes. Parent and the Company (in such capacity, the “Notifying Party”) shall each promptly advise the other party of any change, circumstance, condition, occurrence, development, or event (i) that has had or would reasonably be expected to have a Material Adverse Effect on the Notifying Party or (ii) which the Notifying Party believes would or would reasonably be expected to cause or constitute a material breach of any of the Notifying Party’s representations, warranties or covenants contained herein that reasonably could be expected to give rise, either individually or in the aggregate, to the failure of a condition set forth in, if Parent is the Notifying Party, Section 7.1 or Section 7.3, or if the Company is the Notifying Party, Section 7.1 or Section 7.2; provided that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.10 or the failure of any condition set forth in Section 7.2 or Section 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or Section 7.3 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 6.10 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.

6.11            Acquisition Proposals.

(a)             The Company agrees that it will not, and will cause its Subsidiaries and use its reasonable best efforts to cause its and their officers, directors, employees, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any Acquisition Proposal (other than the parties to this Agreement and their Representatives) or (iv) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.11) in connection with or relating to any Acquisition Proposal. Notwithstanding the foregoing, in the event that after the date of this Agreement and prior to the receipt of the Requisite Company Vote, the Company receives an unsolicited bona fide written Acquisition Proposal that did not result from a breach of this Section 6.11, the Company may, and may permit its Subsidiaries and its and its Subsidiaries' Representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the Acquisition Proposal but only to the extent that, prior to doing so, the Board of Directors of the Company concludes in good faith (after receiving the advice of its outside legal counsel, and with respect to financial matters, its outside financial advisors) that (A) such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (B) failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided, that, prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, such party shall have provided such information to the other party to this Agreement and shall have entered into a confidentiality agreement with the person making such Acquisition Proposal on terms no less favorable to the Company than the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”), which confidentiality agreement shall not provide such person with any exclusive right to negotiate with the Company. The Company will, and will cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than Parent with respect to any Acquisition Proposal. The Company shall provide three (3) business days written notice to Parent prior to entering into any Acceptable Confidentiality Agreement. The Company will promptly (within twenty-four (24) hours) advise Parent following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), will provide Parent with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other materials received from or on behalf of the person making such inquiry or Acquisition Proposal in connection with such inquiry or Acquisition Proposal, and will keep Parent apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal. The Company shall withdraw and terminate access that was granted to any person (other than the parties to this Agreement and their respective affiliates and Representatives) to any “data room” (virtual or physical) that was established in connection with an Acquisition Proposal. In connection with any Acquisition Proposal (whether prior to or after the date of this Agreement), the Company shall use its reasonable best efforts to (x) enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof and (y) within five (5) business days after the date hereof, request and confirm the return or destruction of any confidential information provided to any person (other than the parties to this Agreement and their Representatives in their capacity as such) pursuant to any such agreement.

(b)             The Company shall not, and none of the Board of Directors of the Company or any committee thereof shall cause or permit the Company to, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than an Acceptable Confidentiality Agreement) relating to any Acquisition Proposal made to the Company.

(c)             As used in this Agreement, “Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of the Company and its Subsidiaries or 25% or more of any class of equity or voting securities of the Company or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of the Company or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the Company, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the Company.

(d)            As used in this Agreement, “Superior Proposal” means any unsolicited bona fide written offer or proposal made by a third party to consummate an Acquisition Proposal that the Board of Directors of the Company determines in good faith (after receiving the advice of its outside legal counsel and, with respect to financial matters, its outside financial advisors) (i) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of Company Common Stock or all, or substantially all, of the assets of the Company; (ii) would result in a transaction that, (A) involves consideration to the holders of the shares of Company Common Stock that is, after accounting for payment of the Termination Fee that may be required hereunder, more favorable, from a financial point of view, than the consideration to be paid to the holders of shares of Company Common Stock pursuant to this Agreement, considering, among other things, the nature of the consideration being offered, and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond, or in addition to, those specifically contemplated hereby, and which proposal is not conditioned upon obtaining financing is, and (B) is, in light of the other terms of such proposal, more favorable to holders of the shares of Company Common Stock than the Merger and the other transactions contemplated by this Agreement; and (iii) is reasonably likely to be completed on the terms proposed, in each case, taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal.

(e)            Nothing contained in this Agreement shall prevent the Company or its Board of Directors from: (i) complying with Rules 14d-9 and 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement; (ii) making any disclosure to the Company’s stockholders if, after consultation with its outside legal counsel, the Company determines that such disclosure is required by applicable Law; or (iii) informing any person or entity of the existence of the provisions contained in this Section 6.11.

6.12            Public Announcements. Parent and the Company agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release that is mutually agreed to by the parties. Thereafter, each of the parties agrees that no public release or announcement or statement concerning this Agreement or the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (i) as required by applicable law or the rules or regulations of any applicable Governmental Entity or stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on, such release or announcement in advance of such issuance or (ii) for such releases, announcements or statements that are consistent with other such releases, announcement or statements made after the date of this Agreement in compliance with this Section 6.12.

6.13            Change of Method. Parent and the Company shall be empowered, upon their mutual agreement, at any time prior to the Effective Time, to change the method or structure of effecting the combination of the Company and Parent (including the provisions of Article I), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided that no such change shall (a) alter or change the Exchange Ratio, (b) adversely affect the Tax treatment of the Company’s stockholders or Parent’s stockholders pursuant to this Agreement, (c) prevent the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code, (d) adversely affect the Tax treatment of the Company or Parent pursuant to this Agreement or (e)  materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 9.2.

6.14            Takeover Statutes. Neither the Company nor its Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, the Company and the members of its Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

6.15            Operating Functions. To the extent permitted by Law and upon Parent’s request, the Company shall (and shall cause its Subsidiaries to) regularly discuss and reasonably cooperate with Parent and its Subsidiaries in connection with (a) planning for the efficient and orderly combination of the Company and Parent (including the combination of the Company Bank and Parent Bank) and the operation of the Surviving Corporation and its Subsidiaries, and (b) preparing for the consolidation of appropriate operating functions to be effective at the Effective Time or such later date as Parent may decide. Each party shall cooperate with the other party in preparing to execute conversion or consolidation of systems and business operations generally (including by entering into customary confidentiality, non-disclosure and similar agreements with related service providers and other parties). Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, including this Article VI, complete control and supervision over its and its Subsidiaries' respective operations.

6.16            Exemption from Liability under Section 16(b). The Company and Parent agree that, in order to most effectively compensate and retain those officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Company Insiders”), both prior to and after the Effective Time, it is desirable that Company Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Company Common Stock and Company RSU Awards in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.16. The Board of Directors of Parent and of the Company, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall prior to the Effective Time take all such steps as may be required to cause (in the case of the Company) any dispositions of Company Common Stock or Company RSU Awards by the Company Insiders, and (in the case of Parent) any acquisitions of Parent Common Stock by any Company Insiders who, immediately following the Merger, will be officers or directors of the Surviving Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable Law.

6.17            Stockholder Litigation. Each of Parent and the Company shall promptly notify the other party in writing of any action, arbitration, audit, hearing, investigation, litigation, suit, subpoena or summons issued, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator pending or, to the knowledge of Parent or the Company, as applicable, threatened against Parent, the Company or any of their respective Subsidiaries that (a) questions or would reasonably be expected to question the validity of this Agreement or the other agreements contemplated hereby or thereby or any actions taken or to be taken by Parent, the Company, or their respective Subsidiaries with respect hereto or thereto, or (b) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby. The Company shall give Parent the opportunity to participate at its own expense in the defense or settlement of any stockholder litigation against the Company and/or its directors or affiliates relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

6.18            Assumption of Company Debt. Parent agrees to execute and deliver, or cause to be executed and delivered, by or on behalf of Parent or Parent Bank (as the case may be), at or prior to the Effective Time, one or more supplemental indentures, guarantees, and other instruments required for the due assumption of the Company’s obligations in respect of its outstanding debt, guarantees, securities, and other agreements to the extent required by the terms of such debt, guarantees, securities, and other agreements.

6.19            Transfer Agent Certificate. The Company shall provide a customary certificate to Parent from the Company’s transfer agent certifying the number of shares of Company Common Stock outstanding as of a date that is no earlier than three (3) business days before the Closing Date.

6.20            280G Matters. Prior to the Effective Time, the Company shall (a) work in good faith to minimize any potential lost Tax deduction resulting from Section 280G of the Code, to the extent applicable, and any mitigation strategies shall be subject to the approval of Parent and (b) promptly provide Parent with a copy of each iteration of calculations performed under Section 280G of the Code.

6.21            Employee Matters.

   (a)            During the period commencing on the Closing Date and ending on the first anniversary thereof (or an earlier termination of employment), Parent shall provide each employee of the Company or any of its Subsidiaries as of immediately prior to the Effective Time and who continues in employment with the Company or any of its Subsidiaries following the Effective Time (each, a “Continuing Employee"), with employee benefits (excluding equity and equity based compensation, incentive compensation, defined benefit pensions, deferred compensation, retention benefits, change in control benefits and employee stock ownership plan benefits (collectively, “Excluded Benefits”)) that are substantially similar in the aggregate to the employee benefits (excluding Excluded Benefits) provided to similarly situated employees of Parent; provided that Parent may satisfy its obligation under this Section 6.21(a) by providing such Continuing Employees with employee benefits (excluding Excluded Benefits) that are substantially comparable in the aggregate to the employee benefits (excluding Excluded Benefits) provided by the Company to such Continuing Employees immediately prior to the Effective Time. Within a reasonable period of time following the Effective Time, each Continuing Employee shall be eligible to participate in any 401(k) plan now or hereafter established and maintained by Parent on the same terms and conditions as apply to Parent employees generally, with credit for prior service with the Company and its Subsidiaries (and their respective predecessors) for purposes of eligibility and vesting (but not benefit accrual), as permitted under the respective plans and applicable Law; provided that the foregoing shall not apply to the extent it would result in duplication of benefits.

(b)            Parent shall provide, or cause a Subsidiary of Parent to provide, the Continuing Employees, from the Effective Time and ending on the first anniversary of the Closing Date (or an earlier termination of employment), health insurance coverage either under the Company’s group health insurance plans as available to similar situated employees of Parent or by continuing Company’s group health insurance plans so that no Continuing Employee incurs a gap in coverage; provided that such coverage provided by Parent or a Subsidiary of Parent will include “in-network” coverage for the geographic locations covered by the Company’s group health insurance plans immediately prior to the Closing Date.

(c)            With respect to any welfare benefit plans of Parent in which any Continuing Employees become eligible to participate on or after the Effective Time (the “New Plans”), Parent shall use commercially reasonable efforts to: (i) waive all exclusions and waiting periods with respect to participation and coverage requirements applicable to such Continuing Employees and their eligible dependents under any New Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Company Benefit Plan, (ii) provide each such Continuing Employee and their eligible dependents with credit for any co-payments and deductibles paid during the year in which the Closing Date occurs prior to the Effective Time under a Company Benefit Plan (to the same extent that such credit was given under the analogous Company Benefit Plan prior to the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements under any New Plans, and (iii) recognize all service of such Continuing Employees with the Company and its Subsidiaries (and their respective predecessors, if applicable) for all purposes in any New Plan to the same extent that such service was taken into account under the analogous Company Benefit Plan prior to the Effective Time; provided that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of services, (B) for purposes of any defined benefit pension plan or benefit plan that provides retiree welfare benefits, or (C) to any benefit plan that is a frozen plan or provides grandfathered benefits.

(d)            In the event that Parent requests the Company to terminate the Company’s 401(k) Plan prior to Closing, Parent agrees to take all commercially reasonable steps necessary or appropriate, including adopting any necessary amendments, with respect to Parent’s 401(k) Plan (i) to provide that Continuing Employees will be eligible to participate in Parent’s 401(k) Plan within a reasonable period of time following the Closing Date, and (ii) thereafter to accept roll-overs of benefits from the Company 401(k) Plan to Parent’s 401(k) Plan for Continuing Employees (excluding loan rollovers if Parent’s 401(k) plan does not allow loan rollovers).

(e)            For the avoidance of doubt, immediately after the Effective Time, Parent, by virtue of the Merger, shall, by operation of Law, be bound by all employment and change in control agreements and/or supplemental retirement plans that the Company has with its current and former officers, directors and employees as listed in Section 6.21(e) of the Company Disclosure Schedule, except to the extent any such agreement has been terminated or superseded by agreement of any such officer, director or employee and Parent or its Subsidiaries. For the avoidance of doubt, immediately after the Bank Merger, Parent Bank, by virtue of the Bank Merger, shall, by operation of Law, be bound by all employment and change in control agreements and/or supplemental retirement plans that the Company Bank has with its current and former officers, directors and employees as listed in Section 6.21(e) of the Company Disclosure Schedule, except to the extent any such agreement has been terminated or superseded by agreement of any such officer, director or employee and Parent or its Subsidiaries.

(f)            As of the Effective Time, Parent or one of its Subsidiaries shall (i) honor any vacation or personal time off (other than sick leave) (“PTO”) that has accrued but is unused under the applicable policies of the Company (including any PTO carried over from a prior year in accordance with the Company’s policies) and (ii) recognize all service of any Continuing Employee with the Company and its Subsidiaries for purposes of determining PTO in accordance with the policy in effect for Continuing Employees after the Closing Date.

(g)            For any Continuing Employee whose employment is terminated by Parent and its Subsidiaries within the two (2)-year period following the Closing Date under certain circumstances which would entitle the Continuing Employee to severance benefits under the Territorial Savings Bank Separation Pay Plan as in effect as of the date hereof (the “Separation Pay Plan"), Parent shall, or shall cause a Subsidiary of Parent to, provide such Continuing Employee with the severance benefits determined in accordance with the Separation Pay Plan (for the avoidance of doubt, subject to the release requirement in the Separation Pay Plan).

(h)            The Company will be permitted to establish a retention pool/stay bonus of up to $150,000, providing for retention/stay bonuses to be paid to employees of Company or Company Bank who remain employed with the Company or Company Bank until the date that is six (6) months after the Closing Date (or such earlier date as may be mutually agreed upon by the Company and Parent in writing) (other than employees who are subject to employment contracts or other individual contracts providing for severance), such bonuses to be paid reasonably promptly following such date. The employees who will receive a retention/stay bonus and the amount of the retention/stay bonus for each such employee will be determined by a mutual written agreement of the Company and Parent. As a condition to receiving any payment pursuant to an arrangement implemented pursuant to this Section 6.21(h), the employee shall be required to execute a general release of claims and covenant not to sue, in a form mutually agreed upon by the Company and Parent, within the time frame required by such release and shall not revoke such release.

(i)            Nothing in this Section 6.21 shall create any third-party beneficiary rights in any individual, require Parent, the Company or any of their perspective Subsidiaries to continue the employment of any individual for any particular period of time or constitute or be construed to an amendment to, or be construed to prohibit the amendment or termination of, any employee benefit plan.

Article VII

CONDITIONS PRECEDENT

7.1            Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)            Stockholder Approval. This Agreement shall have been approved by the stockholders of the Company by the Requisite Company Vote.

(b)             Stock Exchange Listing. The shares of Parent Common Stock that shall be issuable pursuant to this Agreement shall have been approved for listing on the Nasdaq Stock Exchange, subject to official notice of issuance.

(c)             Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated, and no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(d)            S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e)             No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger, the Bank Merger or any of the other transactions contemplated by this

Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger, the Bank Merger or the other transactions contemplated hereby.

7.2            Conditions to Obligations of Parent. The obligation of Parent to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time, of the following conditions:

(a)             Representations and Warranties. The representations and warranties of the Company set forth in Sections 3.2(a), 3.8(a) and 3.21 (in each case after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date and the representations and warranties of the Company set forth in Sections 3.1, 3.2(b), 3.2(c), 3.3(a), 3.3(b)(i) and 3.7 (in each case read without giving effect to any qualification as to materiality or Material Adverse Effect on the Company set forth in such representations or warranties) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of the Company set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect on the Company set forth in such representations or warranties) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided that, for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on the Company or the Surviving Corporation. Parent shall have received a certificate dated as of the Closing Date signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to the foregoing effect.

(b)             Performance of Obligations of the Company. The Company shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate dated as of the Closing Date signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

(c)             Material Adverse Effect. Since the date of this Agreement, a Material Adverse Effect with respect to the Company shall not have occurred, and Parent shall have received a certificate dated as of the Closing Date and signed by the President and Chief Executive Officer of the Company to that effect.

(d)             Federal Tax Opinion. Parent shall have received a written opinion of Greenberg Traurig LLP, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent and the Company, reasonably satisfactory in form and substance to such counsel.

(e)            FIRPTA Certification; IRS W-9. The Company shall deliver to Parent (i) a properly executed certification that shares of Company Common Stock are not “United States real property interests” in accordance with the Treasury Regulations under Sections 897 and 1445 of the Code, together with a notice to the IRS in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations, and (ii) a duly completed and executed Internal Revenue Service Form W-9 for the Company, in each case dated as of the Closing Date and in form and substance reasonably acceptable to Parent.

7.3            Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a)             Representations and Warranties. The representations and warranties of Parent set forth in Sections 4.2(a) and 4.7 shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis)in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date and the representations and warranties of Parent set forth in Sections 4.1, 4.2(b), 4.2(c), and 4.3(a) (in each case read without giving effect to any qualification as to materiality or Material Adverse Effect on the Parent set forth in such representations or warranties) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of Parent set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect on Parent set forth in such representations or warranties) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, provided that, for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect on Parent set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Parent. The Company shall have received a certificate dated as of the Closing Date signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to the foregoing effect.

(b)             Performance of Obligations of Parent. Parent shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate dated as of the Closing Date signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

(c)             Material Adverse Effect. Since the date of this Agreement, a Material Adverse Effect with respect to Parent shall not have occurred, and the Company shall have received a certificate dated as of the Closing Date and signed by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

(d)             Federal Tax Opinion. The Company shall have received a written opinion of Luse Gorman, PC in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent and the Company, reasonably satisfactory in form and substance to such counsel.

Article VIII

TERMINATION AND AMENDMENT

8.1            Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement by the stockholders of the Company:

(a)              by mutual consent of Parent and the Company in a written instrument;

(b)             by either Parent or the Company if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger and such denial has become final and non-appealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(c)              by either Parent or the Company if the Merger shall not have been consummated on or before the date which is twelve (12) months after the date of this Agreement (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur by such date. Notwithstanding the above, either party has the right to extend this Agreement for two (2) additional three (3) month periods after the Termination Date if it believes in good faith that the Requisite Regulatory Approvals are likely to be obtained during any such three-month period;

(d)             by either Parent or the Company if the Requisite Company Vote shall not have been obtained at the Company Meeting duly convened therefor or at any adjournment or postponement thereof;

(e)              by either Parent or the Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of the Company, in the case of a termination by Parent, or Parent, in the case of a termination by the Company, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Parent, or Section 7.3, in the case of a termination by the Company, and which is not cured within forty-five (45) days following written notice to the Company (or such fewer days as remain prior to the Termination Date), in the case of a termination by Parent, or Parent, in the case of a termination by the Company, or by its nature or timing cannot be cured during such period; or

(f)              by Parent prior to such time as the Requisite Company Vote is obtained, if (i) the Board of Directors of the Company shall have made a Recommendation Change, or (ii) the Company or its Board of Directors has breached its obligations under Section 6.3 or Section 6.11.

8.2            Effect of Termination.

(a)             In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Parent, the Company, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that:

(i)             Sections 6.2(b) and this Section 8.2 and Article IX shall survive any termination of this Agreement, and

(ii)             notwithstanding anything to the contrary contained in this Agreement, neither Parent nor the Company shall be relieved or released from any liabilities or damages arising out of its actual and intentional fraud or willful and material breach of any provision of this Agreement occurring prior to termination.

(b)        (i)      In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or made known to senior management or the Board of Directors of the Company or has been made directly to its stockholders generally or any person shall have publicly announced (and not withdrawn) an Acquisition Proposal with respect to the Company and (A) thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(c) without the Requisite Company Vote having been obtained (and all other conditions set forth in Section 7.1 and Section 7.3 had been satisfied or were capable of being satisfied at a time prior to such termination), (B) thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(d), or (C) thereafter this Agreement is terminated by Parent pursuant to Section 8.1(e) as a result of a willful breach, and (D) prior to the date that is twelve (12) months after the date of such termination, the Company enters into a definitive agreement for, or consummates, a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then the Company shall on the date of consummation of such transaction pay Parent, by wire transfer of same day funds, a fee equal to $3,000,000 (the “Termination Fee”); provided that for purposes of this Section 8.2(b), all references in the definition of Acquisition Proposal to “25%” shall instead refer to “50%.”

(ii)            In the event that this Agreement is terminated by Parent pursuant to Section 8.1(f), then the Company shall pay Parent, by wire transfer of same day funds, the Termination Fee no later than two (2) business days after such termination.

(c)             Notwithstanding anything to the contrary herein, but without limiting the right of Parent to recover liabilities or damages arising out of the Company’s fraud or willful and material breach of any provision of this Agreement, in no event shall the Company be required to pay the Termination Fee on more than one occasion.

(d)             Each of Parent and the Company acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if the Company fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, Parent commences a suit which results in a judgment against the Company for the Termination Fee, the Company shall pay the out-of-pocket costs and expenses of Parent (including out-of-pocket attorneys’ fees and expenses) in connection with such suit. In addition, if the Company fails to pay the amounts payable pursuant to this Section 8.2, then the Company shall pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” published in the Wall Street Journal on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full. The amounts payable by the Company pursuant to Section 8.2(b) shall constitute liquidated damages and not a penalty, and, except in the case of fraud or willful and material breach of this Agreement, shall be (together with the amounts specified in this Section 8.2(d)) the sole monetary remedy of Parent in the event of a termination of this Agreement.

Article IX

GENERAL PROVISIONS

9.1            Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for Section 6.8, and for those other covenants and agreements contained herein and therein which by their terms apply or are to be performed in whole or in part after the Effective Time.

9.2            Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after receipt of the Requisite Company Vote; provided that after receipt of the Requisite Company Vote, there may not be, without further approval of the Company’s stockholders, any amendment of this Agreement that requires further approval of such stockholders under applicable law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of the parties hereto.

9.3            Extension; Waiver. At any time prior to the Effective Time, either of the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions contained herein; provided that, after approval of this Agreement by the stockholders of the Company, there may not be, without further approval of such stockholders, any extension or waiver of this Agreement or any portion thereof that requires further approval of such stockholders under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.4            Expenses. Except as otherwise provided in Section 8.2, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided that the costs and expenses of printing and mailing the Proxy Statement and all filing and other fees paid to the SEC or any other Governmental Entity in connection with the Merger or the Bank Mergers shall be borne equally by the Company and Parent.

9.5            Notices. All notices, requests, instructions or other communications or documents to be given or made hereunder by one party to the other party shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document (with non-automated confirmation of receipt) if sent at or prior to 5:00 p.m. local time of the recipient, and on the next business day if sent after 5:00 p.m. local time of the recipient (in each case except in the event of any “bounce back” or similar non-transmittal message); or (d) on the day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.5):

(a) if to the Company, to:

Territorial Bancorp Inc.
1003 Bishop Street, Suite 500
Honolulu, Hawaii 96813
Attention:	Allan Kitagawa, Chairman, President and CEO; Vernon Hirata, Vice Chairman, Co-Chief Operating Officer and Corporate Secretary
Email:	Gwen.Shimabukuro@terriorialsavings.net;
Vernon.Hirata@territorialsavings.net

With a copy (which shall not constitute notice) to:

Luse Gorman PC
5335 Wisconsin Ave., NW
Washington, DC 20015
Attention:	Lawrence Spaccasi
Email:	lspaccasi@luselaw.com

and

(b) if to Parent, to:

Hope Bancorp, Inc.
3200 Wilshire Boulevard, Suite 1400 Los Angeles, California 90010
Attention:	Kevin S. Kim, Chairman, President and CEO; Angelee Harris, Executive Vice President and General Counsel
Email:	kevin.kim@bankofhope.com; angelee.harris@bankofhope.com;

With a copy (which shall not constitute notice) to:

Greenberg Traurig, LLP
1840 Century Park East, Suite 1900
Los Angeles, California 90067
Attention: Mark Kelson
Email: Mark.Kelson@gtlaw.com

9.6            Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of the Company means the actual knowledge of any of the officers of the Company listed on Section 9.6 of the Company Disclosure Schedule, including any such knowledge they would have obtained after reasonable inquiry of their direct reports, and the “knowledge” of Parent means the actual knowledge of the officers of Parent listed on Section 9.6 of the Parent Disclosure Schedule including any such knowledge they would have obtained after reasonable inquiry of their direct reports. As used herein, (a) “business day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized by law or executive order to be closed, (b) “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (c) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, (d) “made available” means any document or other information that was (i) provided by one party or its representatives to the other party and its representatives prior to the date hereof, (ii) included in the virtual data room of a party prior to the date hereof or (iii) filed by a party with the SEC and publicly available on EDGAR prior to the date hereof, (e) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Merger and the Bank Merger and (f) "ordinary course" and "ordinary course of business" means the ordinary course of business consistent with past practice of the applicable person. The Company Disclosure Schedule and the Parent Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law. References to any statute or regulation refer to such statute or regulation, as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and references to any section of any statute or regulation include any successor to such section.

9.7            Counterparts. This Agreement may be executed in two or more counterparts (including by electronic means such as DocuSign or a “.pdf” format data file transmitted by e-mail or other means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.8            Entire Agreement. This Agreement (including the documents and the instruments referred to herein), together with the Confidentiality Agreement, constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.9            Governing Law; Jurisdiction.

(a)             This Agreement shall be governed and construed in accordance with the laws of the State of Delaware without regard to any applicable conflicts of law, except the Articles of Merger shall be governed by the laws of the State of Maryland and the Delaware Certificate of Merger shall be governed by the laws of the State of Delaware.

(b)            Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only

if) such court finds it lacks jurisdiction, the State or Federal courts of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding, except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the other State or Federal courts of the United States of America sitting in Delaware, and any appellate court from any thereof, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the other State courts or the Federal courts of the United States of America sitting in Delaware, and any appellate court from any thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts, and (iv) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the parties agrees that a final, non-appealable judgment or determination of the courts described in this 9.9(b) shall be conclusive and may be enforced in other jurisdictions and any court of competent jurisdiction by suit on the judgment or in any other manner provided by applicable Law. Each party irrevocably consents to service of process in the manner provided for notices in Section 9.5. Nothing in this Agreement will affect the right of any party to serve process in any other manner permitted by applicable Law.

9.10            Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11            Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.8, which is intended to benefit each Company Indemnified Party and his or her heirs and representatives, this Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.12            Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.13            Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.14            Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined or identified in 12 C.F.R. § 261.2(b) and 12 C.F.R. § 309.5(g)(8)) of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.

9.15            Delivery by Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by email delivery of a “.pdf” format data file or other electronic means, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of email delivery of a “.pdf” format data file or other electronic means to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through email delivery of a “.pdf” format data file or other electronic means as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Company and Parent have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

PARENT:

HOPE BANCORP, INC.

By:	/s/ Kevin S. Kim
Name: Kevin S. Kim
Title: Chairman, President and CEO

[Signature Page to Agreement and Plan of Merger]

COMPANY:

TERRITORIAL BANCORP INC.

By:	/s/ Allan S. Kitagawa
Name: Allan S. Kitagawa
Title: Chairman, President and CEO

[Signature Page to Agreement and Plan of Merger]

Annex A

List of Directors and Company Insiders Entering into Voting Agreements

•      Allan S. Kitagawa

•      John M. Ohama

•      Kirk W. Caldwell

•      Jennifer Isobe

•      Howard Y. Ikeda

•      Jan M. Sam

•      Vernon Hirata

•      Ralph Y. Nakatsuka

•      Melvin M. Miyamoto

Annex B

Form of Voting Agreement

[see attached]

Execution Version

VOTING and support AGREEMENT

This Voting and Support Agreement (this “Agreement”) is made and entered into as of April 26, 2024, by and among Hope Bancorp, Inc., a Delaware corporation (“Parent”), and each of the persons set forth on Schedule A hereto (each, a “Stockholder,” and collectively, the “Stockholders”). Parent and the Stockholders are each sometimes referred to herein as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, concurrently with the execution hereof, Parent and Territorial Bancorp Inc., a Maryland corporation (the “Company”), are entering into an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”), pursuant to which the Company will be merged with and into the Parent (the “Merger”), with the Parent being the surviving corporation;

WHEREAS, as of the date hereof, each Stockholder is the record and beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the number of shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”), set forth opposite such Stockholder’s name on Schedule A (all such shares of Company Common Stock, together with any shares of Company Common Stock or other voting equity securities of the Company that are hereafter issued to or otherwise directly or indirectly acquired or beneficially owned by such Stockholder prior to the Expiration Time (the “After-Acquired Shares”), being referred to herein as such Stockholder’s “Covered Shares”); and

WHEREAS, as a condition to the willingness of Parent to enter into the Merger Agreement, and as a material inducement and in consideration therefor, each Stockholder has entered into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties, intending to be legally bound, agree as follows:

AGREEMENT

1.            Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. As used in this Agreement, the following terms have the meanings set forth below:

“Adjustment” means any stock split, reverse stock split, stock dividend (including any dividend or distribution of equity interests convertible into or exchangeable for shares of Company Common Stock), recapitalization, reclassification, combination, exchange of shares or other similar event with respect to the capital stock of the Company.

“Adverse Proposal” means: (i) any Acquisition Proposal; (ii) any change in the present capitalization of the Company or any amendment or other change to the Company Charter or the Company Bylaws; (iii) any action, proposal or transaction that would reasonably be expected to result in a breach of any covenant, agreement, representation or warranty or any other obligation of the Company set forth in the Merger Agreement or of any Stockholder contained in this Agreement; (iv) any other action, proposal or transaction that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, discourage or prevent the consummation of, or otherwise adversely affect, the Merger, the other transactions contemplated hereby or thereby; or (v) any change in the composition (as of the date hereof) of the Board of Directors of the Company.

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“Controlled Affiliate” means, with respect to any person, any other person that, directly or indirectly, through one or more intermediaries, controls such person. As used in this definition, the term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of an entity, whether through ownership of voting securities, by contract or otherwise. Ownership of more than fifty percent (50%) of the beneficial interests of an entity shall be conclusive evidence that control exists.

“Transfer” means any direct or indirect (i) sale, tender, exchange, assignment, encumbrance, gift, hedge, pledge, hypothecation, disposition or other transfer (by operation of Law or otherwise), voluntarily or involuntarily, or entry into any contract, option or other arrangement or understanding with respect to any sale, tender, exchange, assignment, encumbrance, gift, hedge, pledge, hypothecation, disposition or other transfer (by operation of Law or otherwise), of any Covered Shares (excluding, for the avoidance of doubt, any sale, tender, exchange, assignment, encumbrance, gift, hedge, pledge, hypothecation, disposition or other transfer pursuant to this Agreement or the Merger Agreement) or any right, title or interest therein; (ii) (x) deposit of any Covered Shares into a voting trust, (y) entry into a voting agreement with respect to any Covered Shares (other than this Agreement) or (z) grant of any irrevocable or revocable proxy, corporate representative appointment or power of attorney (or other consent or authorization) with respect to any Covered Shares; or (iii) entry into an agreement, arrangement, understanding or commitment (whether or not in writing) to take any of the actions referred to in the foregoing sub-paragraphs (i) or (ii); provided, however, that Transfer shall not include, with respect to any Company RSUs granted to a Stockholder, (a) any transfer for the net settlement of such Company RSUs settled in Covered Shares (to pay any tax withholding obligations) or (b) any transfer for receipt upon settlement of such Company RSUs, and the sale of a sufficient number of Covered Shares acquired upon settlement of such securities as would generate sales proceeds sufficient to pay the aggregate taxes payable by the Stockholder as a result of such settlement.

2.            No Transfer; No Inconsistent Arrangements.

2.1            Each Stockholder agrees not to Transfer any of such Stockholder’s Covered Shares; provided, however, (i) that such Stockholder may, if such Stockholder is an individual, (a) Transfer any Covered Shares to any members of such Stockholder’s immediate family, or to a trust solely for the benefit of such Stockholder or any member of such Stockholder’s immediate family, (b) Transfer any Covered Shares by will or under the laws of intestacy upon the death of such Stockholder, and (c) make any such other Transfers as Parent may otherwise permit in its sole discretion, subject to any restrictions or conditions imposed by Parent in its sole discretion, but in the case of each of the foregoing clauses (a) and (b), only if all of the representations and warranties of such Stockholder would be true and correct upon such Transfer and the transferees agree in writing, in a form reasonably satisfactory to Parent, to be bound by the obligations set forth herein with respect to such Covered Shares as if they were a Stockholder hereunder, with Parent named as an express third-party beneficiary of such agreements (any such Transfer, a “Permitted Transfer”); and (ii) if any involuntary Transfer of any of such Stockholder’s Covered Shares shall occur (including a sale by such Stockholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall, subject to applicable Law, take and hold such Covered Shares subject to all of the restrictions, obligations, liabilities and rights under this Agreement, which shall continue in full force and effect until the Expiration Time. Any action taken in violation of the immediately preceding sentence shall, to the fullest extent permitted by Law, be null and void ab initio.

2.2            Each Stockholder hereby authorizes and instructs the Company to cause the Company’s transfer agent or other registrar to enter stop transfer instructions and implement stop transfer procedures with respect to all of the Covered Shares or other capital stock or any securities convertible into or exercisable or exchangeable for Covered Shares or other capital stock of the Company owned or held (of

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record or beneficially) by such Stockholder during the term of this Agreement. In the event that a Stockholder intends to undertake a Permitted Transfer during the term of this Agreement of any of the Covered Shares, such Stockholder shall provide prior notice thereof to the Company and Parent and shall authorize the Company to, or authorize the Company to instruct its transfer agent to, (i) lift any stop transfer order in respect of the Covered Shares to be so Transferred in order to effect such Permitted Transfer only upon receipt of certification by Parent and the Company that the written agreement to be entered into by the transferee agreeing to be bound by this Agreement pursuant to Section 2.1 hereof is satisfactory to Parent and (ii) re-enter any stop transfer order in respect of the Covered Shares to be so Transferred upon completion of the Permitted Transfer.

2.3            Each Stockholder shall not, directly or indirectly, take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing, impairing or materially delaying such Stockholder from performing any of its obligations under this Agreement or that would, or would reasonably be expected to, have the effect of preventing, impairing or materially delaying, the consummation of the Merger or the other transactions or the performance by the Company of its obligations under the Merger Agreement.

3.            Agreement to Vote. Each Stockholder irrevocably and unconditionally agrees that, at every meeting of the Company Stockholders, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the Company Stockholders, such Stockholder shall, in each case, to the fullest extent that such Stockholder’s Covered Shares are entitled to vote thereon: (a) appear at each such meeting or otherwise cause all such Covered Shares to be counted as present thereat for the purpose of determining a quorum; and (b) be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all such Covered Shares (i) in favor of (A) the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, and (B) any other matters that would reasonably be expected to facilitate the Merger, including any proposal to adjourn or postpone any meeting of the Company Stockholders to a later date; and (ii) against any Adverse Proposal. Such Stockholder shall retain at all times the right to vote such Stockholder’s Covered Shares in such Stockholder’s sole discretion, and without any other limitation, on any matters other than those expressly set forth in this Section 3 that are at any time or from time to time presented for consideration to the Stockholders generally. For the avoidance of doubt, the foregoing commitments in this Section 3 apply to any Covered Shares held by any trust, limited partnership or other entity directly or indirectly holding Covered Shares over which the applicable Stockholder exercises direct or indirect voting control (if any).

4.            Additional Covenants.

4.1            No Solicitation. From the date hereof until the Expiration Time, each Stockholder shall not, and shall cause its Controlled Affiliates not to, and its and their respective officers, agents and other representatives not to, directly or indirectly: (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any Acquisition Proposal; (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal; (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any Acquisition Proposal (other than the parties to the Merger Agreement and their Representatives); (iv) approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, voting or support agreement, or other agreement (whether written or oral, binding or nonbinding) in connection with or relating to any Acquisition Proposal; or (v) become a member of a “group” (as defined in Section 13(d)(3) under the Exchange Act) with respect to any voting securities of the Company for the purpose of opposing, discouraging or competing with or taking any actions inconsistent with the transactions contemplated by this Agreement or the Merger Agreement. Each Stockholder shall, and shall cause its Controlled Affiliates to, and shall cause its and their respective officer,

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agents and other representatives to, immediately cease and cause to be terminated any existing solicitations of, or discussions or negotiations with, any third party relating to any Acquisition Proposal. For purposes of this Section 4.1, “Acquisition Proposal” shall have the meaning ascribed to such term in the Merger Agreement but shall also include any Transfer of any of such Stockholder’s Covered Shares other than a Permitted Transfer.

4.2            Appraisal Rights. Each Stockholder irrevocably waives and agrees not to exercise any rights of appraisal or rights to dissent from the Merger or the adoption of the Merger Agreement that such Stockholder may have under the Maryland General Corporation Law and shall not permit any such rights of appraisal or rights of dissent to be exercised with respect to any of such Stockholder’s Covered Shares.

4.3            Waiver of Certain Actions. Each Stockholder agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, the Company, any of their respective affiliates or successors or any of their respective directors, managers or officers (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the consummation of the Merger) or (b) alleging a breach of any duty of the Board of Directors of the Company in connection with the Merger Agreement, this Agreement, the transactions contemplated hereby or thereby.

4.4            Notice of Certain Events. Each Stockholder agrees to notify Parent of any development occurring after the date hereof that causes, or that would reasonably be expected to cause, any material breach of any of the representations and warranties of such Stockholder set forth in Section 5. Promptly upon the acquisition of any After-Acquired Shares, such Stockholder shall notify Parent of the number of After-Acquired Shares so acquired; it being understood that any such shares shall be subject to the terms of this Agreement as though owned by such Stockholder on the date hereof and the representation and warranties in Section 5 below shall be true and correct as of the date that such After-Acquired Shares are acquired.

4.5            Documentation and Information. Each Stockholder shall not, and shall cause such Stockholder’s Controlled Affiliates and such Stockholder’s and such Stockholder’s Controlled Affiliates’ respective officers, agents and other representatives not to, make any public announcement or other communication to a third party regarding this Agreement, the Merger Agreement, or the transactions contemplated thereby or hereby without the prior written consent of Parent except in accordance with Section 6.12 of the Merger Agreement. Each Stockholder consents to and authorizes the Company and Parent to publish and disclose in all documents and schedules filed with the SEC or any other Governmental Entity or applicable securities exchange, and any press release or other disclosure document that the Company or Parent reasonably determines to be necessary or advisable in connection with the Merger, the other transactions contemplated by the Merger Agreement or any other transactions contemplated by this Agreement, such Stockholder’s identity and ownership of such Stockholder’s Covered Shares, the existence of this Agreement and the nature of such Stockholder’s commitments and obligations under this Agreement, and such Stockholder acknowledges that the Company and Parent may file this Agreement or a form hereof with the SEC or any other Governmental Entity or securities exchange. Each Stockholder agrees to promptly give Parent any information that is in such Stockholder’s possession that Parent may reasonably request for the preparation of any such disclosure documents, and such Stockholder agrees to promptly notify Parent of any required corrections with respect to any written information supplied by such Stockholder specifically for use in any such disclosure document, if and to the extent that such Stockholder shall become aware that any such information shall have become false or misleading in any material respect.

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5.            Representations and Warranties of Each Stockholder. Each Stockholder represents and warrants to Parent, as to such Stockholder with respect to such Stockholder’s Covered Shares, on a several basis, that:

5.1            Due Organization; Authority.

(a)            If such Stockholder is not an individual, (i) such Stockholder is duly organized, validly existing and in good standing under the Law of its jurisdiction of incorporation or organization, as applicable, (ii) such Stockholder has the requisite power and authority to enter into and to perform its obligations under this Agreement, (iii) the execution and delivery of this Agreement by such Stockholder and the performance of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Stockholder, and (iv) no other proceedings on the part of such Stockholder are necessary to authorize the execution, delivery and performance of this Agreement by such Stockholder or to consummate the transactions contemplated hereby. If such Stockholder is an individual, such Stockholder has the requisite legal capacity, right and authority to execute, deliver and perform such Stockholder’s obligations under this Agreement and to consummate the transactions contemplated hereby.

(b)            This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming the due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought.

(c)            If such Stockholder is married, and any of such Stockholder’s Covered Shares constitute community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, this Agreement has been duly and validly executed and delivered by such Stockholder’s spouse and, assuming the due authorization, execution and delivery hereof by Parent, constitutes a legal, valid and binding obligation of such Stockholder’s spouse, enforceable against such Stockholder’s spouse in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought.

5.2            Ownership of the Covered Shares; Voting Power. Such Stockholder is the record and beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of all of such Stockholder’s Covered Shares and has good and marketable title to all of such Stockholder’s Covered Shares free and clear of any Liens in respect of such Covered Shares, other than those created by this Agreement or those imposed by applicable securities Law (collectively, “Permitted Liens”). The Covered Shares listed on Schedule A opposite such Stockholder’s name constitute all of the shares of capital stock of the Company or any other securities of the Company beneficially owned by such Stockholder as of the date hereof. As of the date hereof, such Stockholder has not entered into any agreement to Transfer any such Covered Shares. Such Stockholder has full voting power with respect to all of such Stockholder’s Covered Shares, and full power of disposition with respect to such Covered Shares, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all such Stockholder’s Covered Shares. None of such Stockholder’s Covered Shares are subject to any stockholders’ agreement, proxy, voting trust or other agreement, arrangement or Lien with respect to the voting of such Covered Shares, except as expressly provided herein (including Permitted Liens).

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5.3            Non-Contravention; Consents. Neither the execution and delivery of this Agreement by such Stockholder (or if applicable, such Stockholder’s spouse) nor the consummation of the transactions contemplated hereby nor compliance by such Stockholder (or if applicable, such Stockholder’s spouse) with any provisions herein will (a) if such Stockholder is not an individual, violate, contravene or conflict with or result in any breach of any provision of the certificate of incorporation or bylaws or equivalent organizational documents of such Stockholder, (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity on the part of such Stockholder (or if applicable, such Stockholder’s spouse), except for compliance with the applicable requirements of the Securities Act, the Exchange Act or any other securities laws and the rules and regulations promulgated thereunder, (c) violate, conflict with, or result in a breach of or default under any provisions of, or require any consent, waiver or approval under any of the terms, conditions or provisions of, any Contract to which such Stockholder (or if applicable, such Stockholder’s spouse) is a party or by which such Stockholder (or if applicable, such Stockholder’s spouse) or any of such Stockholder’s Covered Shares may be bound, (d) result in the creation or imposition of any Lien (other than any Permitted Liens or Lien created by Parent) on any of such Stockholder’s Covered Shares or (e) violate any Law applicable to such Stockholder (or if applicable, such Stockholder’s spouse) or by which any of such Stockholder’s Covered Shares are bound, except, in the case of each of clauses (c), (d) and (e), as would not, individually or in the aggregate, reasonably be expected to prevent, impair or delay the consummation by such Stockholder of the transactions contemplated by this Agreement or otherwise prevent, impair or delay such Stockholder’s ability to perform such Stockholder’s obligations hereunder.

5.4            No Legal Proceedings. There are no legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature pending against or, to the knowledge of such Stockholder, threatened against or affecting such Stockholder or any of such Stockholder’s properties or assets (including any of such Stockholder’s Covered Shares) that would, individually or in the aggregate, reasonably be expected to prevent, impair or delay the consummation by such Stockholder of the transactions contemplated by this Agreement or otherwise prevent, impair or delay such Stockholder’s ability to perform its obligations hereunder.

5.5            Opportunity to Review; Reliance. Such Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of such Stockholder’s own choosing. Such Stockholder understands and acknowledges that Parent and the Company are entering into the Merger Agreement in reliance upon such Stockholder’s execution, delivery and performance of this Agreement.

6.            Termination. Unless earlier terminated by the written consent of Parent (in its sole and absolute discretion), this Agreement shall terminate automatically and shall have no further force or effect as of the earliest to occur of the following (the “Expiration Time”): (a) the Effective Time; (b) the date and time that the Merger Agreement is validly terminated in accordance with the terms and provisions thereof; or (c) upon the entry by the Company without the prior written consent of such Stockholder into any amendment, waiver or modification to the Merger Agreement that results in (i) a change to the form of consideration to be paid thereunder or (ii) a decrease in the Merger Consideration; provided, however, that the transfer restrictions in Section 2 shall be automatically terminated upon the receipt of the Requisite Company Vote. Upon termination of this Agreement, no Party shall have any further obligations or liabilities under this Agreement; provided, however, that (x) nothing set forth in this Section 6 shall relieve any Party from liability for fraud or any intentional breach of this Agreement prior to termination hereof and (y) the provisions of Section 7 shall survive any termination of this Agreement.

7.            Miscellaneous.

7.1            Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement

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shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

7.2            Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

7.3            Amendment and Modification; Waiver. Any provision of this Agreement may be amended, modified, supplemented or waived if, but only if, such amendment, modification, supplement or waiver is in writing and is signed, in the case of an amendment, modification or supplement by each Party or, in the case of a waiver, by each Party against whom the waiver is to be effective. No failure or delay by any Party to assert any of its rights under this Agreement or otherwise shall constitute a waiver of such rights.

7.4            Enforcement Remedies.

(a)            Except as otherwise expressly provided herein, any remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b)            The Parties agree that irreparable injury will occur in the event that any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached. It is agreed that prior to the valid termination of this Agreement pursuant to Section 6, each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, to a decree or order of specific performance specifically enforcing the terms and provisions of this Agreement and to any further equitable relief. The Parties hereby waive any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief and, in any action for specific performance, the defense of adequacy of a remedy at Law.

7.5            Notices. All notices, consents and other communications hereunder shall be in writing and shall be given in the manner described in Section 9.5 of the Merger Agreement, addressed as follows: (i) if to Parent, to the email addresses set forth in Section 9.5 of the Merger Agreement, and (ii) if to a Stockholder, to such Stockholder’s email address set forth on a signature page hereto, or to such other email address as such Party may hereafter specify for the purpose by notice to each other Party.

7.6            Governing Law; Jurisdiction.

(a)            This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach hereof (whether in contract, in tort or otherwise) shall be governed by and construed and enforced in accordance with the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or otherwise) that would cause the application of the Laws of any other jurisdiction.

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(b)            Each of the Parties hereby irrevocably and unconditionally submits, for such Party and such Party’s property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding, except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, (iii) waives, to the fullest extent such Party may legally and effectively do so, any objection that such Party may now or hereafter have to the laying of venue of any such action or proceeding in such courts, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each Party irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 7.6(b) in the manner provided for notices in Section 7.6(b). Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by applicable Law.

7.7            Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVERS, (B) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) SUCH PARTY MAKES SUCH WAIVERS VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.7.

7.8            Release. Except for any rights or obligations under this Agreement, the Merger Agreement or in connection with an employment or consultant relationship with the Company, effective as of the Effective Time, such Stockholder, on behalf of such Stockholder and each of such Stockholder’s Subsidiaries (other than the Company and the Company Subsidiaries) and controlled affiliates, and each of their respective current and former officers, directors, employees, shareholders, partners, members, advisors, successors and assigns (collectively, the “Releasing Parties”), hereby irrevocably and unconditionally releases and forever discharges Parent, the Company, each of the Company Subsidiaries and each of their respective current and former officers, directors, employees, shareholders, partners, managers, members, advisors, successors and assigns (collectively, the “Released Parties”) of and from any and all actions, causes of action, suits, proceedings, executions, judgments, duties, debts, dues, accounts, bonds, contracts and covenants (whether express or implied), and claims and demands whatsoever whether in law or in equity (whether based upon contract, tort or otherwise) which the Releasing Parties may have against any of the Released Parties (collectively, the “Released Claims”) in respect of (i) the ownership of the Covered Shares or as an equity holder of the Company or the Company Subsidiaries, and (ii) any operations of the Company and the Company Subsidiaries prior to the Effective Time. The

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Releasing Parties hereby irrevocably covenant to refrain from, directly or indirectly, asserting any Released Claim against any Released Party.

7.9            Entire Agreement; Third Party Beneficiaries.

(a)            This Agreement, together with the Merger Agreement (together with the Exhibits, Company Disclosure Schedule and the other documents delivered pursuant thereto) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b)            Nothing in this Agreement, express or implied, is intended to confer upon any person (other than the Parties) any rights or remedies hereunder.

7.10            Counterparts. This Agreement may be executed in multiple counterparts (including by an electronic signature, electronic scan or electronic transmission in portable document format (.pdf), including (but not limited to) DocuSign, delivered by electronic mail), each of which will be deemed an original but all of which together will be considered one and the same agreement and will become effective when counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

7.11            Mutual Drafting; Interpretation.

(a)            Each Party has participated in the drafting of this Agreement, which each Party acknowledges is the result of extensive negotiations between the Parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision.

(b)            Headings of the articles and sections of this Agreement are for convenience of the Parties only and shall be given no substantive or interpretative effect whatsoever. Except as otherwise indicated, all references in this Agreement to “Sections,” are intended to refer to Sections of this Agreement. The schedule attached to this Agreement constitutes a part of this Agreement and is incorporated in this Agreement for all purposes.

(c)            For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. The words “include,” “includes” or “including” mean “including without limitation,” and the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms refer to this Agreement as a whole and not any particular section in which such words appear. The words “shall” and “will” have the same meaning. The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All references in this Agreement to “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive, and shall be interpreted as “and/or”. The term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act.

7.12            Capacity as Stockholder. No person executing this Agreement who is or becomes an officer or director of the Company makes any agreement or understanding herein in his or her capacity as such officer or director. Each Stockholder signs solely in his, her or its capacity as the record and beneficial owner of such Stockholder’s Covered Shares. Nothing herein shall limit or affect any omissions or actions

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taken by a Stockholder or any officer, director, employee, affiliate or Representative of a Stockholder solely in his or her capacity as an officer or director of the Company (including, for the avoidance of doubt, exercising his or her fiduciary duties).

7.13            Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense. For avoidance of doubt, nothing in this Section 7.13 shall be interpreted as in any way limiting Parent’s right to the Termination Fee in circumstances in which Parent is entitled to receive the Termination Fee pursuant to the Merger Agreement.

7.14            Further Assurances. Each Stockholder will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use such Stockholder’s reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law, to perform such Stockholder’s obligations under this Agreement.

7.15            Stockholder Obligations Several and Not Joint. Except if a Stockholder is an affiliate of another Stockholder, the obligations of each Stockholder under this Agreement shall be several and not joint, and no Stockholder shall be liable for any breach of the terms of this Agreement by any other Stockholder.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

Hope Bancorp, inc.

By:
Name:
Title:

KIRK W. CALDWELL	HOWARD Y. IKEDA

By:	By:
Name:	Name:
E-mail:	E-mail:

JENNIFER ISOBE	ALLAN S. KITAGAWA

By:	By:
Name:	Name:
E-mail:	E-mail:

JOHN M. OHAMA	JAN M. SAM

By:	By:
Name:	Name:
E-mail:	E-mail:

VERNON HIRATA	melvin m. miyamoto

By:	By:
Name:	Name:
E-mail:	E-mail:

RALPH Y. NAKATSUKA

By:
Name:
E-mail: